UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
Commission file number: 1-15062

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TIME WARNER SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Time Warner Inc.
One Time Warner Center
New York, New York 10019

Time Warner Savings Plan
Financial Statements and Supplemental Schedules
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Time Warner Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Time Warner Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible, delinquent participant contributions and assets (held at end of year) as of December 31, 2009 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
Ernst & Young LLP

/s/  Ernst & Young LLP
New York, New York
June 25, 2010

Time Warner Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
	(In Thousands)
Investments — at fair value:
Commingled trust funds	$890,449	$798,086
Time Warner common stock	290,995	237,118
Other common stocks	526,119	440,997
Preferred stocks	226	25
Synthetic investment contracts	595,667	594,957
Mutual funds	602,510	556,597
U.S. government and agency securities	116,360	123,687
Other fixed income securities	109,802	90,362
Loans to participants	56,805	64,013
Cash, cash equivalents and other investments	45,451	136,470

Total investments, at fair value	3,234,384	3,042,312

Contributions receivable:
Employer	1,950	2,373
Participants	8	3,533

Other assets	15,362	12,998

Total assets	3,251,704	3,061,216

Total liabilities	40,221	74,312

Net assets available for benefits, at fair value	3,211,483	2,986,904
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,657)	8,749

Net assets available for benefits	$3,203,826	$2,995,653

See accompanying notes.

Time Warner Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
	(In Thousands)
Net assets available for benefits at beginning of year	$2,995,653	$4,352,232

Changes in net assets:
Net investment loss from Time Warner Defined Contribution Plans Master Trust	—	(1,269,476)
Investment income, net of fees	112,484	16,475
Net realized and unrealized appreciation (depreciation) in the fair value of investments	564,387	(77,016)
Employing company contributions	102,004	95,536
Participant contributions, including rollover contributions	194,646	215,331
Participant loan interest income	4,077	5,098
Participant withdrawals	(292,106)	(405,460)
Administrative expenses	(5,579)	(5,922)
Net asset transfers to the AOL Savings Plan	(471,740)	—
Other income	—	68,855

Net change	208,173	(1,356,579)

Net assets available for benefits at end of year	$3,203,826	$2,995,653

See accompanying notes.

Time Warner Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following is an abbreviated description of the Time Warner Savings Plan (the “Plan”). (See Note 8 for changes to be made to the Plan effective July 1, 2010 and January 1, 2011). More complete descriptions are provided in the Plan documents, as amended, and the summary plan description/prospectus. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
General
The Plan is a defined contribution profit sharing plan with a 401(k) feature generally covering eligible employees of Time Warner Inc. (“Time Warner”) and certain of its subsidiaries and affiliates (each, an “Employing Company” and, collectively, the “Employing Companies”). Employees may participate in the Plan after two months of continuous employment. In addition, employees classified as hourly or temporary employees who are credited with at least 1,000 hours of service in any one year are eligible to participate in the Plan. Employees hired on or after January 1, 2007 are automatically enrolled in the Plan with a pre-tax contribution rate of 2% and are invested in the default fund (Growth Asset Allocation Fund) approximately 90 days following the hire date, unless the employee has elected otherwise during the first 60 days of employment. (See Note 8 for changes to be made to the Plan effective July 1, 2010.)
The Plan is a participating plan (“Participating Plan”) in the Time Warner Defined Contribution Plans Master Trust (the “Master Trust”) which, through October 31, 2008, had been maintained for collective investment of the assets of the Plan and the TWC Savings Plan, qualified defined contribution plans sponsored by Time Warner and its then subsidiary Time Warner Cable Inc. (“TWCI”), respectively.
The Plan administrator is a committee (the “Administrative Committee”) appointed by Time Warner’s board of directors. Certain administrative functions of the Plan have been delegated to others in accordance with the terms of the Plan.
Significant Events
Effective at the close of business on October 31, 2008 and in connection with the TWCI Separation (as described below), the TWC Savings Plan ceased to be a Participating Plan in the Master Trust and the TWC Savings Plan’s net assets in the amount of $855.2 million were transferred out of the Master Trust into the Time Warner Cable Defined Contribution Plans Master Trust, a new master trust established by TWCI.

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
As a result of the transfer of the TWC Savings Plan net assets out of the Master Trust effective at the close of business on October 31, 2008, the Plan is the only Participating Plan in the Master Trust, and the activity for the Master Trust after October 31, 2008 is reflected and reported in the Plan’s financial statements.
In November 2008, the Plan received $68.6 million from a $100 million settlement to resolve the class action lawsuits involving certain ERISA matters brought on behalf of participants in the Plan, the Time Warner Thrift Plan (which was merged into the Plan effective December 29, 2006) and the TWC Savings Plan. In November 2008, individual allocations of the $68.6 million were made to eligible participant accounts. The amount allocated to each eligible participant’s account was calculated by the third-party settlement administrator according to the court-approved plan of allocation.
On March 12, 2009, Time Warner disposed of all of its shares of TWCI common stock pursuant to a separation agreement dated May 20, 2008 between Time Warner and TWCI and certain of its subsidiaries, which provided for the legal and structural separation of TWCI from Time Warner (the “TWCI Separation”). As a result, TWCI is no longer a subsidiary of Time Warner. The TWCI Separation was effected as a pro rata dividend of all shares of TWCI common stock held by Time Warner in a spin-off (the “Distribution”) to Time Warner stockholders. Time Warner stockholders received 0.08367 of a share of TWCI common stock for each share of Time Warner common stock held at March 12, 2009, the record date for the Distribution. As a result of the Distribution, the Plan received approximately 1.9 million shares of TWCI common stock with a value of approximately $50 million. These shares were credited to eligible Plan participants’ accounts in the Time Warner Inc. Stock Fund, as applicable. The Distribution is reflected as part of Investment income, net of fees in the accompanying Statement of Changes in Net Assets Available for Benefits. In accordance with the provisions of the Plan, an independent fiduciary, Fiduciary Counselors Inc. (“FCI”), was appointed to exercise control over the TWCI common stock received in the Time Warner Inc. Stock Fund as a result of the Distribution. Beginning March 31, 2009 and ending April 14, 2009, FCI sold the TWCI common stock received by the Time Warner Inc. Stock Fund and reinvested the proceeds in Time Warner common stock.
Effective March 27, 2009, Time Warner effected a 1-for-3 reverse stock split of Time Warner common stock. The reverse stock split is reflected in the accompanying financial statements.

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
On December 8, 2009, in connection with the AOL Separation (as described below), net assets in the amount of $465.3 million and participant loans in the amount of $5.9 million were transferred out of the Plan into the AOL Savings Plan, to account for the transfer of the account balances of Plan participants in the then AOL Inc. (“AOL”) division. Approximately $0.5 million in additional Matching Contributions credited in June 2010 will be transferred to the AOL Savings Plan on behalf of participants in the former AOL division and is reflected as a liability in the Statement of Net Assets Available for Benefits as of December 31, 2009.
On December 9, 2009, Time Warner disposed of all its shares of AOL common stock and completed the legal and structural separation of AOL from Time Warner (the “AOL Separation”). As a result, AOL is no longer a subsidiary of Time Warner. The AOL Separation was effected as a pro rata dividend of all shares of AOL common stock held by Time Warner in a spin-off (the “AOL Distribution”) to Time Warner stockholders. Time Warner stockholders received 1 share of AOL common stock for every 11 shares of Time Warner common stock held at November 27, 2009, the record date for the AOL Distribution. As a result of the AOL Distribution, the Plan received approximately 0.8 million shares of AOL common stock with a value of approximately $20 million. These shares were credited to eligible Plan participants’ accounts in the Time Warner Inc. Stock Fund, as applicable. The AOL Distribution is reflected as part of Investment income, net of fees in the accompanying Statement of Changes in Net Assets Available for Benefits. In accordance with the provisions of the Plan, an independent fiduciary, FCI, was appointed to exercise control over the AOL common stock received in the Time Warner Inc. Stock Fund as a result of the AOL Distribution. Beginning December 11, 2009 and ending December 29, 2009, FCI sold the AOL common stock received by the Time Warner Inc. Stock Fund and reinvested the proceeds in Time Warner common stock.
Investment Funds, Contributions and Vesting
The Plan provides for multiple investment funds (the “Investment Funds”) made available through the trustee, Fidelity Management Trust Company (“Fidelity”), pursuant to the Master Trust. The Investment Funds consist of four asset allocation funds, nine core actively managed funds, four core index funds and a mutual fund window (a self-directed brokerage account). Participant contributions, Employing Company matching contributions (“Matching Contributions”) and Rollovers (as defined below) may generally be invested in specific increments in the Investment Funds. (See Note 8 regarding changes to be made to the Time Warner Inc. Stock Fund effective July 1, 2010.)

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Generally, the Plan provides for voluntary participant contributions on a pre-tax basis at an elected percentage of a participant’s eligible compensation, up to an annual limit prescribed by the Internal Revenue Code of 1986, as amended (the “Code”). After two months of continuous employment, Matching Contributions are made as a percentage of a participant’s contributions to the Plan and are capped at a certain percentage of the participant’s eligible compensation. The allowable contribution percentages and Matching Contributions vary among Employing Companies.
Matching Contributions are calculated based on one of the following formulas: 66.67% on up to the first 6% of the participant’s eligible compensation contributed to the Plan; or 160% on up to the first 4% of the participant’s eligible compensation contributed to the Plan. (See Note 8 regarding changes to be made to Matching Contributions effective July 1, 2010.)
Participants are also allowed to transfer amounts from certain other tax qualified plans to the Plan (“Rollovers”). Rollovers are included as participant contributions in the Statements of Changes in Net Assets Available for Benefits.
Matching Contributions and any other amounts contributed by an Employing Company, including those transferred into the Plan, are deemed Employing Company contributions (“Employing Company Contributions”). Each participant’s account is credited with his/her participant contributions, Rollovers, any Employing Company Contributions and any earnings or losses, as appropriate. Participant contributions, Rollovers, and earnings thereon are fully vested. Employing Company Contributions and earnings thereon generally vest based on years or periods of service as follows:
Employing Company Contributions and Earnings Thereon

Prior to March 1, 2007		Effective March 1, 2007
Years or Periods of	Vested	Years or Periods of	Vested
Service	Percentage	Service	Percentage
Less than 2 years	0%	Less than 1 year	0%
2 but less than 3 years	25	1 but less than 2 years	20
3 but less than 4 years	50	2 but less than 3 years	40
4 but less than 5 years	75	3 but less than 4 years	60
5 years or more	100	4 but less than 5 years	80
		5 years or more	100

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Employing Company Contributions and earnings thereon also become fully vested upon a participant’s termination of service due to death or disability, attainment of age 65, or upon the termination of the Plan.
See Note 8 for changes to be made to the Plan effective July 1, 2010.
Forfeited Accounts
Forfeited contributions and earnings thereon may be used to reduce future Employing Company Contributions to the Plan and/or to pay Plan expenses. Forfeited contributions for 2009 and 2008 were $3.1 million and $6.5 million, respectively. The amount of forfeited nonvested accounts as of December 31, 2009 and 2008 was $5.1 million and $8.2 million, respectively, and is reflected in the Statements of Net Assets Available for Benefits.
Participant Loans and Payment of Benefits
Under the Plan, participants may periodically transfer account balances among Investment Funds offered under the Plan and, subject to certain restrictions and penalties, withdraw amounts and/or take loans from their accounts. Effective January 1, 2008, the maximum number of new loans a participant may have outstanding is limited to three at any one time, in the form of either one primary residence loan and two general loans or three general loans, and the minimum loan amount was increased from $500 to $1,000. Loans are valued at their outstanding balances, which approximate fair value, and are treated as transfers between the individual Investment Funds and the participant loan fund. Loans may be for a period of up to five years or, if for the purchase of a primary residence, 15 years (10 years prior to January 1, 1999). Participants who have transferred accounts to the Plan with existing loans for the purchase of a primary residence may have loan terms of up to 30 years based on the provisions of the plan from which the original loan was requested. Effective April 1, 2007, interest rates charged for loans originated under the Plan within any quarter are set at the prime rate in effect on the first day of such quarter plus 1%. Prior to April 1, 2007, interest rates were fixed at the time of the loan at the prime rate plus 1%. Participants who have transferred accounts to the Plan with existing loans may be subject to different interest rates on those loans, as set under the provisions of the plan from which the original loan was requested. Interest rates on outstanding participant loans as of December 31, 2009 and 2008 ranged from 4.25% to 10.50% and 4.75% to 10.50%, respectively.

Time Warner Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
In-service withdrawals are available in certain limited circumstances, as provided under the Plan. Hardship withdrawals are allowed for participants incurring an “immediate and heavy financial need,” as defined by the Plan. Hardship withdrawals are strictly regulated under the Code and the regulations thereunder and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Generally, on termination of service, participants will receive the vested portion of their account in a lump sum. However, subject to certain restrictions, the Plan permits other payment options. In addition, at the option of the participant, the commencement of payments may be deferred, subject to certain limitations. Benefits distributed from all Investment Funds will be paid in cash, except for benefits distributed from the Time Warner Inc. Stock Fund, which also offers shares of Time Warner common stock as a distribution election. Fractional shares are paid in cash. (See Note 8 for changes to the Time Warner Inc. Stock Fund effective July 1, 2010.)
Plan Termination
Time Warner reserves the right to discontinue Employing Company Contributions or to terminate or modify the Plan at any time. In the event of termination, the net assets of the Plan may be distributed to participants in accordance with the Plan’s provisions and applicable law.
2. Basis of Presentation and Summary of Significant Accounting Policies
Basis of Presentation
The accounting records of the Plan are maintained on an accrual basis.
Costs and expenses incurred for the purchase, sale or transfer of investments reflected in the accompanying financial statements are considered a cost of investment or a reduction in the proceeds of a sale, as appropriate. Investment management fees and certain administrative costs are paid by the Investment Funds and included in Investment income, net of fees.
Certain administrative costs are charged to the Plan as permitted under ERISA, including, for example, fees for auditing, custodial, investment advice, recordkeeping and trustee services. Other administrative costs, for example, compensation of employees responsible for the administration of the Plan, are paid by Time Warner.

Time Warner Savings Plan
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). (See Note 4 for further discussion and disclosures related to fair value measurements.)
According to applicable accounting guidance, fully benefit-responsive investment contracts held by a defined contribution plan are required to be reported at fair value. Investments in the Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Recent Accounting Standards
In April 2009, the Financial Accounting Standards Board (the “FASB”) issued additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to its normal market activity. Additional guidance was also provided on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the FASB’s fair value disclosure requirements. The Plan adopted this guidance for the reporting period ended December 31, 2009 and this guidance is reflected in the 2009 fair value measurements table in Note 4. The adoption did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Time Warner Savings Plan
Notes to Financial Statements (continued)
2. Basis of Presentation and Summary of Significant Accounting Policies (continued)
In September 2009, the FASB issued guidance to amend the existing fair value guidance to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the NAV is calculated in a manner consistent with investment company accounting. The Plan adopted this guidance for the reporting period ended December 31, 2009. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued guidance to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value, and the FASB provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. The guidance also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating fair value measurements for Level 2 and Level 3 assets. In addition, the guidance introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance became effective for reporting periods beginning after December 15, 2009. The Plan’s management is currently evaluating the effect that the provisions will have on the Plan’s financial statements.
3. Investments
Plan investments are made in a variety of investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in values could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The assets of the Plan are primarily held in the Master Trust. As discussed above, effective October 31, 2008, the Plan was the only Participating Plan in the Master Trust and, therefore, at December 31, 2009 and December 31, 2008, the Plan’s investments are reflected in the Statements of Net Assets Available for Benefits.

Time Warner Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During the year ended December 31, 2009 and the two months ended December 31, 2008, the net investment gain (loss) of the Plan was as follows:

	Year Ended	Two Months
	December 31,	Ended December 31,
	2009	2008
	(In Thousands)
Investment income, net of fees	$112,484	$16,475
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Commingled trust funds	236,031	(15,346)
Time Warner common stock	9,465	2,970
Other common stocks	145,375	(53,030)
Preferred stocks	1,371	(575)
Mutual funds	152,421	(19,020)
U.S. government and agency securities	6,344	9,297
Other fixed income securities	12,085	(3,155)
Cash, cash equivalents and other investments	1,295	1,843

Total net realized and unrealized appreciation (depreciation) in the fair value of investments	564,387	(77,016)

Total net investment gain (loss)	$676,871	$(60,541)

Time Warner Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
During the ten months ended October 31, 2008, the net investment loss of the Master Trust was as follows (in thousands):

Investment income, net of fees	$68,979
Net realized and unrealized depreciation in the fair value of investments:
Commingled trust funds	(436,451)
Time Warner common stock	(216,071)
Other common stocks	(438,884)
Preferred stocks	(1,553)
Mutual funds	(562,499)
U.S. government and agency securities	(17,320)
Other fixed income securities	(26,113)
Cash, cash equivalents and other investments	4,179

Total net realized and unrealized depreciation in the fair value of investments	(1,694,712)

Total net investment loss	$(1,625,733)

The following table presents investments that each represented 5% or more of the Plan’s net assets:

	December 31,
	2009	2008
	(In Thousands)
Commingled Trust Fund:
BlackRock Equity Index—Fund H, 6,959,090 and 8,103,090 units, respectively	$257,904	$236,853
Common Stock:
Time Warner, 9,986,087 and 7,856,805 shares, respectively	290,995	237,118
Mutual Fund:
Dodge & Cox Stock Fund, 4,335,699 and 6,119,080 shares, respectively	416,834	376,974

Time Warner Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The Capital Preservation Fund, an Investment Fund available in the Plan, includes benefit-responsive synthetic investment contracts that are valued at fair value and adjusted to contract value in the Statements of Net Assets Available for Benefits. A synthetic investment contract is an agreement under which debt obligations (such as fixed-income, asset-backed and mortgage-backed securities) are purchased and then a contract is entered into with a financial institution to provide for liquidity and an adjustable rate of return thereon (a “Wrapper”) which, when taken together with the underlying securities, generally results in a guaranteed return of principal and accrued interest. (See Note 4 for further discussion and disclosures related to fair value measurements.)
The Capital Preservation Fund and the Wrapper contracts purchased by that fund are designed to pay all participant-initiated transactions at contract value. However, the Wrapper contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events. These events include, but are not limited to:
•	Complete or partial termination of the Plan;

•	Any change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the fund’s cash flow;

•	Merger or consolidation of the Plan with another plan, the transfer of Plan assets to another plan, or the sale, spin-off or merger of a subsid- iary or division of the Plan sponsor; and

•	Any early retirement program, group termination, group layoff, facility closing or similar program.
At this time, the occurrence of these events or any event that would limit the ability of the Capital Preservation Fund to transact at contract value is not probable.
A Wrapper issuer may terminate a Wrapper contract at any time assuming the appropriate notification is provided. In the event that the market value of the Capital Preservation Fund’s covered assets is below their contract value at the time of such termination, Fidelity, as the Fund’s investment manager in this case, may elect to keep the Wrapper contract in place through another Wrapper provider until such time as the market value of the Capital Preservation Fund’s covered assets is equal to their contract value. Plan participants will continue to receive the Capital Preservation Fund’s Crediting Rate (as defined below).

Time Warner Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following table presents crediting rate and yield information for the Plan’s Capital Preservation Fund:

	December 31,
	2009	2008
Crediting rate (a)	2.5%	3.9%
Average annualized yield for the year	2.9	4.6

(a)	Interest income in the Capital Preservation Fund is accrued at the weighted-average return of individual fund investments, net of investment management and certain administrative fees (the “Crediting Rate”). The Crediting Rate is calculated daily. Wrapper contracts use the Crediting Rate formula to convert market value changes in the underlying assets into income distributions in order to minimize the difference between the market and contract value of the underlying assets over time. Using the Crediting Rate formula, an estimated future market value is calculated by compounding a portfolio’s current market value at such portfolio’s current yield to maturity for a period equal to such portfolio duration. The Crediting Rate is the discount rate that equates that estimated future market value with such portfolio’s current contract value. Effective August 2009, Crediting Rates are reset monthly; prior to August 2009 Crediting Rates were reset quarterly. The Wrapper contracts provide a guarantee that the Crediting Rate will not fall below 0%.
Certain investment managers of Investment Funds offered under the Plan are authorized to use derivative financial instruments, either directly or within a commingled fund structure, in accordance with established guidelines of the Investment Funds. Derivative financial instruments may be used for the purpose of managing interest rate and foreign exchange risk, and for yield enhancement. The derivative transactions are marked-to-market; therefore, no gains or losses are deferred. All net investment activity for the year ended December 31, 2009 and the two months ended December 31, 2008 is reported in the Plan’s Statements of Changes in Net Assets Available for Benefits. All net investment activity for the ten months ended October 31, 2008 was previously reported in the Master Trust’s Statements of Changes in Net Assets Available to Participating Plans for such period. The types of derivative financial instruments held by the Plan include foreign currency contracts, swaps, futures and options. At December 31, 2009 and 2008, the Plan held less than 1% of the total market value of its investments in derivatives.

Time Warner Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements
A fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. A three-tiered hierarchy draws distinctions between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Plan to use present value and other valuation techniques in the determination of fair value (Level 3).
The following table presents information about the Plan’s assets required to be carried at fair value on a recurring basis as of December 31, 2009 (in thousands):

	Fair Value Measurements as of December 31, 2009
		Quoted Market
		Prices in Active
	Fair Value	Markets for	Significant Other	Significant
	as of	Identical Assets	Observable Inputs	Unobservable Inputs
Asset Category	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Commingled trust funds (a)	$890,449	$—	$890,449	$—
Equity securities:
Time Warner common stock	290,995	290,995	—	—
Other common stocks:
Domestic equities (b)	502,952	502,952	—	—
International equities	23,167	23,167	—	—
Preferred stocks	226	226	—	—
Synthetic investment contracts:
U.S. government and agency securities	326,759	190,850	135,909	—
Mortgage related obligations	104,993	—	104,993	—
Other bonds, notes and debentures	158,173	—	158,173	—
Cash, cash equivalents and other investments	5,742	(1,846)	7,588	—
Mutual funds (c)	602,510	602,510	—	—
Fixed income securities:
U.S. government and agency securities	116,360	45,911	68,577	1,872
Mortgage related obligations	33,961	—	33,961	—
Other bonds, notes and debentures (d)	75,841	—	75,841	—
Loans to participants	56,805	—	—	56,805
Cash, cash equivalents and other investments (e)	45,451	3,549	41,902	—

Total investments	$3,234,384	$1,658,314	$1,517,393	$58,677

Time Warner Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

(a)	The underlying securities held in commingled trust funds generally consist of marketable equity and fixed income securities.

(b)	Domestic equities primarily include common stocks issued in U.S. markets.

(c)	Mutual funds include $416,834 in the Dodge & Cox Stock Fund and $185,676 in the Fidelity BrokerageLink.

(d)	Other bonds, notes and debentures primarily consists of investments in U.S. corporate bonds.

(e)	Includes cash and cash equivalents of $42,297 and derivative contracts of $3,154.
The following table presents information about the Plan’s assets required to be carried at fair value on a recurring basis as of December 31, 2008 (in thousands):

	Fair Value Measurements as of December 31, 2008
		Quoted Market
		Prices in Active
	Fair Value	Markets for	Significant Other	Significant
	as of	Identical Assets	Observable Inputs	Unobservable Inputs
Asset Category	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
Commingled trust funds	$798,086	$—	$798,086	$—
Time Warner common stock	237,118	237,118	—	—
Other common stocks	440,997	440,997	—	—
Preferred stocks	25	25	—	—
Synthetic investment contracts	594,957	280,893	314,064	—
Mutual funds (a)	556,597	556,597	—	—
U.S. government and agency securities	123,687	15,287	108,400	—
Other fixed income securities	90,362	—	90,362	—
Loans to participants	64,013	—	—	64,013
Cash, cash equivalents and other investments	136,470	49,876	86,594	—

Total investments	$3,042,312	$1,580,793	$1,397,506	$64,013

(a)	Fidelity BrokerageLink in the amount of $179,623 has been moved from Level 2 to Level 1 to conform to the current year presentation.

Time Warner Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
The following table reconciles the beginning and ending balances of the Plan’s assets classified as Level 3 for the year ended December 31, 2009 (in thousands):

		U.S. Government
	Participant	and Agency
	Loans	Securities
Balance as of January 1, 2009	$64,013	$—
Actual return on plan assets:
Relating to assets still held at December 31, 2009	—	—
Relating to assets sold during the period	—	—
Purchases, sales, issuances and settlements	(7,208)	1,872
Transfers in and/or out of Level 3	—	—

Balance as of December 31, 2009	$56,805	$1,872

The following is a description of the valuation methodologies used for assets measured at fair value. Investments are recorded by the Plan and, through October 31, 2008, were recorded by the Master Trust, on a trade date basis at fair value.
Commingled trust funds: Valued at the net asset value per unit at year end as reported to Fidelity by each fund company managing such trusts. Investments in the underlying commingled trust funds can generally be redeemed daily at net asset value.
Common stocks, preferred stocks and U.S. government and agency securities: Valued at the closing price reported on the active market on which the individual securities are traded. Where observable prices are not available, fair value is based on prices and rates observed in the primary market for similar instruments. Due to the subjectivity involved in this assessment, these investments are classified in Level 3 of the fair value hierarchy.
Synthetic investment contracts: The fair value of the benefit-responsive synthetic investment contracts is calculated by discounting the related cash-flows based on current yields of similar instruments with comparable durations. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals under the contract. As of December 31, 2009 and 2008, there were no reserves against contract values for credit risk of contract issuers or otherwise.

Time Warner Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Mutual funds: Valued at the net asset value of shares held by the Plan at year end.
Other fixed income securities: Valued at the closing price reported on the active market on which the individual securities are traded. Securities not traded on an active market are valued based on yields currently available on comparable securities of issuers with similar credit ratings. When quoted prices are not available for identical or similar securities, the securities are valued under a discounted cash flows approach that maximizes observable inputs, such as current yields of similar instruments, but includes adjustments for certain risks that may not be observable, such as credit and liquidity risks.
Participant loans: Valued at amortized cost, which approximates fair value.
Cash equivalents and other investments: Cash equivalents consist of investments in short term investment funds valued at net asset value per unit equal to one dollar at year end. Other investments consist of futures contracts and swaption contracts. Futures contracts are generally valued at closing settlement prices. Swaption contracts are marked-to-market as the net amount due to and from the Plan in accordance with the terms of the contract based on the closing level of the relevant market rate of interest.
5. Transactions with Parties-in-Interest
Under the terms of the Plan and the Master Trust, Time Warner may elect to contribute shares of Time Warner common stock and/or cash for Employing Company Contributions to the Plan. There were no shares of Time Warner common stock contributed in 2009 and 2008 as Employing Company Contributions to the Plan. The Plan may also purchase or sell shares of Time Warner common stock directly from or to Time Warner, respectively. There were no purchases or sales of Time Warner common stock by the Plan directly from or to Time Warner in 2009 and 2008.

Time Warner Savings Plan
Notes to Financial Statements (continued)
6. Contingencies
On January 17, 2002, former AOL Community Leader volunteers filed a class action lawsuit in the U.S. District Court for the Southern District of New York against Time Warner, AOL and AOL Community, Inc. under ERISA titled Hallissey et al. v. AOL Time Warner Inc. et al. The complaint was later amended to name the Administrative Committee and the AOL Administrative Committee as defendants. As disclosed in AOL’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, this lawsuit was settled on terms not material to AOL. On March 10, 2010, the court granted final approval of the settlement. The settlement did not result in any expense or payment by Time Warner or the Plan, and fully released Time Warner, the Plan and the Administrative Committee (among others).
7. Tax Status of Plan
The Plan has received determination letters on behalf of Time Warner from the Internal Revenue Service (the “IRS”) dated April 10, 2002 and, subsequently, dated May 13, 2010, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. In order to maintain its qualification, the Plan is required to operate in conformity with the Code. The Plan’s Administrative Committee has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status and its related trust’s tax exemption.
8. Subsequent Events
On March 31, 2010, the Master Trust received approximately $6.5 million from an additional distribution of the settlement funds to resolve the shareholder class action lawsuits brought on behalf of certain stockholders of Time Warner. Individual allocations to eligible participant accounts in the Plan and the TWC Savings Plan were determined by Fidelity based on a calculation by the third-party settlement administrator according to the court-approved plan of allocation. Approximately $5.2 million will be allocated to the Plan and approximately $1.3 million will be allocated to the TWC Savings Plan.
On July 1, 2010, the following changes to the Plan will become effective:
Matching Contributions. Levels of Matching Contributions for eligible Plan participants will be consistent across all Time Warner divisions and will be at a rate of 133⅓% on up to the first 3% of eligible compensation deferred and 100% on up to the next 3% of eligible compensation deferred.

Time Warner Savings Plan
Notes to Financial Statements (continued)
8. Subsequent Events (continued)
Vesting Schedule. A two-year cliff vesting requirement will be imposed for all Employing Company Contributions made for eligible Plan participants beginning July 1, 2010. Employing Company Contributions made prior to July 1, 2010 will continue to have the four-year or five-year vesting periods as described in Note 1. Current service counts towards vesting.
Time Warner Inc. Stock Fund. The Time Warner Inc. Stock Fund will be designated as an employee stock ownership plan component of the Plan. Dividends paid by the Time Warner Inc. Stock Fund will be paid in cash to Plan participants if elected, or Plan participants will have the option to reinvest such dividends in Time Warner common stock through the Time Warner Inc. Stock Fund. There will be a processing fee for a check or an electronic funds transfer (EFT), which will be deducted from each participant’s Plan account. In addition, future contributions or investment fund transfers into the Time Warner Inc. Stock Fund will be prohibited.
Automatic Contribution Rates. Employees who are contributing less than 3% in pre-tax contributions and all new eligible employees will automatically be enrolled in the Plan at 3% and their deferral rate will automatically increase by 1% each year up to 6% (beginning January 1, 2012), unless employees change their contribution rate or opt out of the Plan. Employee and Matching contributions will be invested in the Plan’s default investment option, the Growth Asset Allocation Fund, unless the employee elects other investment option(s).
On January 1, 2011, the following changes to the Plan will become effective:
Deferral Limit for Highly Compensated Employees. The elective deferral limit for highly compensated employees will increase from 10%, or 20% for Turner Broadcasting System, Inc. employees, to 50% for pre-tax contributions subject to the IRS limit.
Qualified Automatic Contribution Arrangement. The Plan will be designated as a Qualified Automatic Contribution Arrangement. The Plan is designed to satisfy the safe harbor requirements and, as such, the Plan will not have to be tested for nondiscrimination.

Time Warner Savings Plan
Notes to Financial Statements (continued)
9. Reconciliation to Form 5500
The net assets of the Plan that are attributed to fully benefit-responsive investment contracts will be recorded at fair value on the 2009 IRS Form 5500 and related schedules. The following is a reconciliation of the Plan’s net assets available for benefits and changes in net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2009	2008
|	|
Net assets available for benefits per the financial statements	$3,203,825,895	$2,995,652,680
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,657,113	(8,748,807)

Net assets per the Form 5500	$3,211,483,008	$2,986,903,873

Time Warner Savings Plan
Notes to Financial Statements (continued)
9. Reconciliation to Form 5500 (continued)

Year Ended
December 31,
2009
Net investment gain from the Plan per the financial statements	$676,870,785
Reversal of prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,748,807
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,657,113

Net investment gain from the Plan per the Form 5500	$693,276,705

Supplemental Schedules

Time Warner Savings Plan
EIN: #13-4099534      Plan: #336
Schedule G, Part I – Loans or Fixed Income Obligations in Default or Classified as Uncollectible
December 31, 2009

				Amount Received
				During Reporting			Amount Overdue
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
		Detailed Description of Loan Including
		Dates of Making and Maturity, Interest
		Rate, the Type and Value of Collateral,
		any Renegotiation of The Loan and the	Original			Unpaid
Party-In-	Identity and Address of	Terms of the Renegotiation and Other	Amount of			Balance at
Interest	Obligor	Material Items	Loan	Principal	Interest	End of Year	Principal	Interest
	Glitnir Bank	GLITNIR 3ML+273.25 6/16 144A	$410,814	$—	$—	$41	$41	$—
	Glitnir Bank	GLITNIR BK MTN 6.33% 7/11 144A	279,000	—	—	58,590	58,590	—
	General Motors	GM 8.25% 7/15/23	1,166,760	—	68,970	443,080	443,080	—
	General Motors	GM GLBL 8.375 7/15/33 DT	15,330	—	879	5,670	5,670	—
	Inn of the Mountain
	Gods Resort and Casino	INN OF MOUNT 12% 11/15/10	22,523	—	—	8,689	8,689	—
	Kaupthing Bank	KAUPTHING BK 5.75% 10/4/11 144A	119,342	—	—	29,700	29,700	—
	Kaupthing Bank	KAUPTHING BK 7.625% 2/28/15	985,690	—	—	291,308	291,308	—
	Kaupthing Bank	KAUPTHING MTN 7.125% 5/19 144A	129,314	—	—	13	13	—
	Landsbankinn	LANDSBANKI IS MTN 6.1% 8/25/11	640,833	—	—	28,845	28,845	—
	Lehman Brothers	LEH 5.857% PERP-12	357,218	—	—	111	111	—
	Lehman Brothers	LEHMAN BR MTN 5.25% 2/6/12	180,808	—	—	35,295	35,295	—
	Lehman Brothers	LEHMAN BROS 3ML+78 8/19/65	134,200	—	—	66	66	—
	Lehman Brothers	LEHMAN BROS HLD 6.75% 12/28/17	389,711	—	—	117	117	—
	Station Casinos Inc.	STATION CASINOS 6% 4/01/12	63,158	—	—	9,529	9,529	—
	Station Casinos Inc.	STATION CASINOS INC 7.75% 8/16	86,861	—	—	13,125	13,125	—
Records are being maintained by our trustee for each of the overdue loans listed above. The trustee will periodically contact each obligor (one who owes the plan money) for future collections of each fixed income obligation in default.

Time Warner Savings Plan
EIN: #13-4099534      Plan: #336
Schedule H, Part IV, Line 4(a) — Schedule of Delinquent Participant Contributions
December 31, 2009

Participant Contributions	Total That Constitute Nonexempt Prohibited
Transferred Late to the Plan	Transactions
Total Fully
			Contributions	Corrected
Check Here if Late Participant		Contributions	Pending	Under VFCP
Loan Repayments are included:	Contributions	Corrected	Correction in	and PTE
☑	Not Corrected	Outside VFCP	VFCP	2002-51

	$—	$39,686	$—	N/A

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year)
December 31, 2009

Shares or
Units	Description	Current Value

	Commingled Trust Funds
14,035,432	AllianceBernstein International Style Blend Collective Trust	$137,687,589
11,077,052	BlackRock EAFE Equity Index - Fund T	146,198,106
6,959,090	BlackRock Equity Index - Fund H	257,903,880
2,738,513	BlackRock Extended Equity - Market Fund K	96,669,518
8,268,212	BlackRock US Debt Index - Fund T	126,090,228
9,858,985	Wellington Trust Company Collective Investment Fund II Growth (Series 2)	125,899,245

	Total Commingled Trust Funds	890,448,566

9,986,087	Time Warner Common Stock*	290,994,575

	Other Common Stocks
4,367	3M CO	361,020
40,400	7 DAYS GROUP HLDGS LTD-AD	504,192
46,500	AAR CORP	1,068,570
133,772	ACI WORLDWIDE INC	2,294,190
27,100	ACTUANT CORP CL A	502,163
302,452	ADOBE SYSTEMS INC	11,124,185
67,086	AECOM TECHNOLOGY CORP	1,844,865
38,500	AEGEAN MARINE PETROLEUM N	1,057,980
281,900	AES CORP	3,752,089
48,650	AETNA INC	1,542,205
14,281	AFFILIATED MANAGERS GRP	961,825
36,600	AFLAC INC	1,692,750
17,100	ALBEMARLE CORP	621,927
36,227	ALLEGHENY TECH INC	1,621,883
9,500	ALLEGIANT TRAVEL CO	448,115
19,750	ALLSTATE CORPORATION	593,290
11,700	AMAG PHARMACEUTICALS INC	444,951
44,049	AMAZON.COM INC	5,925,471
16,500	AMERICAN EXPRESS CO	668,580
19,400	AMGEN INC	1,097,458
157,701	ANHEUSER BUSCH INBEV NV	8,216,995
38,329	ANSYS INC	1,665,778
6,100	APOLLO GROUP INC CL A	369,538
35,986	APPLE INC	7,588,008
162,763	ARES CAPITAL CORP	2,026,399
10,000	ARTIO GLOBAL INVESTO CL A	254,900
11,200	ASIAINFO HOLDINGS INC	341,264
93,371	ASSOCIATED BANC CORP	1,028,015

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Common Stocks (continued)
45,550	ASSURANT INC	$1,342,814
20,700	ASTEC INDUSTRIES INC	557,658
13,389	AT&T INC	375,294
71,267	ATHENAHEALTH INC	3,224,119
38,500	ATHEROS COMM INC	1,318,240
228,450	ATMEL CORP	1,053,155
14,200	ATWOOD OCEANICS INC	509,070
14,932	AVON PRODUCTS INC	470,358
6,100	BANK AMERICA (1DS/1WT) PF	91,012
62,150	BANK OF AMERICA CORPORATI	935,979
42,600	BARE ESCENTUALS INC	520,998
5,450	BOEING CO	295,009
47,380	BORGWARNER INC	1,573,964
163,900	BRIGHTPOINT INC	1,204,665
61,310	BROADRIDGE FINANCIAL SOL	1,383,154
62,632	CA INC	1,406,715
109,552	CALPINE CORP	1,205,072
35,700	CAPITAL ONE FIN CORP	1,368,738
65,293	CAREER EDUCATION CORP	1,521,980
39,700	CARRIZO OIL & GAS INC	1,051,653
34,580	CARTERS INC	907,725
29,100	CATALYST HEALTH SOLUTIONS	1,061,277
570,838	CBS CORP CL B	8,020,274
151,287	CELGENE CORP	8,423,660
28,000	CEPHEID INC	349,440
7,400	CHATTEM INC	690,420
11,550	CHESAPEAKE ENERGY CORP	298,914
18,466	CHIPOTLE MEXICAN GRILL	1,627,963
56,850	CISCO SYSTEMS INC	1,360,989
290,291	CITRIX SYSTEMS INC	12,079,009
191,847	CITY NATIONAL CORP	8,748,223
170,700	CLARIENT INC	452,355
13,300	CLEAN HARBORS INC	792,813
1,455	CME GROUP INC CL A	488,807
103,451	COINSTAR INC	2,873,869
34,804	COMMERCE BANCSHARES INC	1,347,611
53,100	COMMVAULT SYSTEMS INC	1,257,939
28,115	COMPASS MINERALS INTL INC	1,889,047

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Common Stocks (continued)
26,800	COMSTOCK RESOURCES NEW	$1,087,276
256,591	COMVERSE TECHNOLOGY INC	2,424,785
34,505	CONCHO RESOURCES INC	1,549,275
22,000	CONCUR TECHNOLOGIES INC	940,500
9,850	CONOCOPHILLIPS	503,040
49,471	COOPER COMPANIES INC	1,885,835
9,400	CORE LABORATORIES NV	1,110,328
74,822	CORINTHIAN COLLEGES INC	1,030,299
47,100	CORRECTIONS OF AMERICA	1,156,305
25,545	CREE INC	1,439,972
508,629	CROWN CASTLE INTL CORP	19,856,876
234,734	CSX CORP	11,382,252
267,852	CVB FINANCIAL CORP	2,314,241
396,364	CYRELA BRAZIL REALTY SA E	5,489,516
5,850	DEERE & CO	316,427
173,786	DENBURY RESOURCES INC	2,572,033
12,221	DIONEX CORP	902,765
20,300	DIRECTV CL A	677,005
496,824	DISNEY (WALT) CO	16,022,574
12,400	DRIL-QUIP INC	700,352
39,621	DUFF & PHELPS CORP	723,479
182,700	EASTMAN KODAK CO	770,994
43,245	EATON CORP	2,751,247
65,650	EBAY INC	1,545,401
21,864	EHEALTH INC	359,226
33,000	ELECTRONIC ARTS INC	585,750
30,400	EMC CORP	531,088
11,904	EMERGENCY MEDICAL SV CL A	644,602
10,900	EQUINIX INC	1,157,035
165,128	EURONET WORLDWIDE INC	3,624,560
56,500	FEI COMPANY	1,319,840
40,685	FIRST AMERICAN CORP CALIF	1,347,080
364,121	FIRST HORIZON NATIONAL	4,879,221
356,409	FIRST NIAGARA FINL GROUP	4,957,649
37,477	FIRSTMERIT CORP	754,787
39,700	FLOWERS FOODS INC	943,272
421,572	FORD MOTOR CO	4,215,720
1,771,000	FORD MOTOR CONV 4.25 11/1	2,239,784

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Common Stocks (continued)
20,700	FTI CONSULTING INC	$976,212
53,677	GAFISA SA SPON ADR	1,736,988
44,100	GENERAL ELECTRIC CO	667,233
27,300	GENOPTIX INC	969,969
4,800	GENZYME CORP	235,248
45,900	GEO GROUP INC	1,004,292
225,121	GILEAD SCIENCES INC	9,743,237
50,273	GOLDMAN SACHS GROUP INC	8,488,093
13,827	GOOGLE INC A	8,572,463
3,800	GREENHILL & CO INC	304,912
60,100	GSI COMMERCE INC	1,525,939
15,400	GYMBOREE CORP	669,746
99,134	HENRY (JACK) & ASSOC INC	2,291,978
27,600	HEWLETT-PACKARD CO	1,421,676
28,400	HEXCEL CORPORATION	368,632
54,500	HIBBETT SPORTS INC	1,198,455
6,100	HOME INNS &HO MGT SPON AD	215,635
37,800	ICON PLC ADR	821,394
82,200	ICONIX BRAND GROUP INC	1,039,830
24,900	IDEX CORPORATION	775,635
75,613	IMMUCOR INC	1,530,407
50,700	INFORMATICA CORP	1,311,102
1,000	INTERPUBLIC GROUP OF COS	7,380
11,250	INTL BUS MACH CORP	1,472,625
53,463	INTUITIVE SURGICAL INC	16,216,397
29,900	INVESTMENT TECH GROUP INC	589,030
20,200	ITC HLDGS CORP	1,052,218
38,940	J CREW GROUP INC	1,742,176
468,508	JEFFERIES GROUP INC	11,117,695
72,693	JPMC & CO 10/28/18 WT	968,998
410,790	JPMORGAN CHASE & CO	17,117,619
60,000	KAR AUCTION SERVICES INC	827,400
149,178	KEY ENERGY SERVICES INC	1,311,275
144,363	LIONS GATE ENTERMENT CORP	838,749
87,448	LIVE NATION INC	744,182
77,100	LKQ CORP	1,510,389
125,500	LOJAS RENNER SA	2,808,090

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Common Stocks (continued)
59,474	MAGELLAN HLTH SVCS INC	$2,422,376
17,800	MANTECH INTL CORP CL A	859,384
119,100	MARSHALL & ILSLEY CORP	649,095
23,600	MASIMO CORP	717,912
54,623	MASTERCARD INC CL A	13,982,396
27,400	MB FINANCIAL INC	540,328
10,600	MEDTRONIC INC	466,188
10,600	MERCK & CO INC NEW	387,324
210,733	MF GLOBAL LTD	1,464,594
60,100	MICROSEMI CORP	1,066,775
29,900	MICROSOFT CORP	911,651
11,000	MIDDLEBY CORP	539,220
448,634	MONEYGRAM INTL INC	1,292,066
20,000	MONRO MUFFLER BRAKE INC	668,800
33,500	NANOMETRICS INC	379,555
162,136	NATIONAL OILWELL VARCO	7,148,576
11,358	NBTY INC	494,527
11,622	NUCOR CORP	542,166
36,385	NYSE EURONEXT	920,541
131,329	OCWEN FINANCIAL CORP	1,256,819
35,800	OLD DOMINION FREIGHT LINE	1,099,060
178,600	PDG REALTY SA	1,778,827
16,353	PEABODY ENERGY CORP	739,319
29,400	PENNEY (J.C.) CO INC	782,334
147,669	PENSKE AUTOMOTIVE GROUP	2,241,615
4,400	PEPSICO INC	267,520
164,385	PETROBRAS SA SPONS ADR	7,837,877
42,100	PETSMART INC	1,123,649
98,300	PHASE FORWARD INC	1,508,905
211,820	PNC FIN SVCS GRP INC	11,181,978
133,950	POLO RALPH LAUREN CL A	10,847,271
79,777	PRECISION CASTPARTS CORP	8,803,392
83,520	PRIDE INTERNATIONAL INC	2,665,123
68,733	PROGRESS SOFTWARE CORP	2,007,691
13,450	PRUDENTIAL FINANCIAL INC	669,272
67,500	PSS WORLD MEDICAL INC	1,523,475
36,100	PSYCHIATRIC SOLUTIONS INC	763,154
5,000	QUALCOMM INC	231,300

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Common Stocks (continued)
35,400	QUEST SOFTWARE INC	$651,360
51,980	RANGE RESOURCES CORP	2,591,203
27,128	REDWOOD TRUST INC REIT	392,271
10,500	REGAL-BELOIT CORP	545,370
24,400	REINSURANCE GROUP OF AMER	1,162,660
75,340	RITCHIE BROS AUCTIONEERS	1,689,876
29,900	RIVERBED TECHNOLOGY INC	686,803
31,200	ROBBINS & MYERS INC	733,824
37,000	ROVI CORPORATION	1,179,190
6,200	SAFEWAY INC NEW	131,998
125,230	SCIENTIFIC GAMES CL A	1,822,097
19,450	SEARS HOLDINGS CORP	1,623,103
45,450	SEI INV CORP	796,284
38,100	SOLARWINDS INC	876,681
147,088	STATE STREET CORP	6,404,212
17,800	STEC INC	290,852
17,900	SYNAPTICS INC	548,635
58,637	TAUBMAN CENTERS INC	2,105,655
34,600	TESSERA TECHNOLOGIES INC	805,142
54,150	TEXAS INSTRUMENTS INC	1,411,149
24,802	TORCHMARK CORP	1,090,048
79,475	UNDER ARMOUR INC CL A	2,167,283
34,850	UNITEDHEALTH GROUP INC	1,062,228
585,476	US BANCORP DEL	13,179,065
38,100	UTI WORLDWIDE INC	545,592
203,810	VAIL RESORTS INC	7,704,018
3,800	VARIAN SEMICONDCT EQP ASS	136,344
79,911	VESTAS WIND SYSTEMS AS	4,873,325
54,487	WASTE CONNECTIONS INC	1,816,597
789,146	WELLS FARGO & CO	21,299,051
70,137	WESTERN ALLIANCE BANCORP	265,118
126,500	WHITNEY HOLDING CORP	1,152,415
21,300	WMS INDUSTRIES INC	852,000
59,924	WYNN RESORTS LTD	3,489,375
56,192	XL CAPITAL LTD CL A	1,029,999
65,400	YAHOO INC	1,097,412
15,000	YUM BRANDS INC	524,550

	Total Other Common Stocks	526,119,118

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Preferred Stocks
25,550	FREDDIE MAC 8.375 PREF PE	$26,828
17,900	FNMA 8.25% PFD S PERP	19,690
800	FNMA 0/10YR CMT+237.5PFD	1,080
270	GMAC INC 7 PFD 144A PERP	178,200

	Total Preferred Stocks	225,798

	Synthetic Investment Contracts
	CASH	(1,845,154)
4,413,816	COLCHESTER STREET TRUST MONEY MARKET PORTFOLIO CLASS I	4,413,816
643,000	ANZ NATL INTL 6.2 7/19/13 144A	710,152
453,000	AT&T WIRELESS 7.875% 3/01/11	498,593
483,000	AT&T WIRE GLBL 8.125 5/1/12 DT	552,298
502,000	AXA FINL INC 7.75% 8/01/10	537,192
1,350,000	ABBEY NATL 3.875 11/10/14 144A	1,362,216
600,000	AMERICN EX FDIC 3.15% 12/09/11	621,236
62,893	AMCAR 04-DF A4 3.43 7/11	63,434
322,788	AMCAR 06-1 C 5.28 11/11	326,412
217,000	APART 07-1 B 5.35% 3/11	223,267
133,000	APART 07-1 C 5.43 7/11	135,285
592,709	AMCAR 06-BG A4 5.21% 9/13	611,253
477,000	AVON PRODUCTS 4.8% 3/01/13	511,548
327,000	BB&T CORP GLBL 6.5% 8/01/11	356,164
392,000	BHP BILLITON 5.125% 3/29/12	422,380
1,600,000	BP CAPITAL MARKETS 3.125% 3/12	1,663,493
380,000	BP CAP MARKETS 1.55% 8/11/11	385,042
960,000	BNP PARIBAS 2.125% 12/21/12	955,611
445,000	BALTIMORE G&E 6.125% 7/01/13	494,479
96,205	BACM 00-2 A2 7.1975 9/32	97,338
262,175	BACM 2003-2 A2 4.342 3/41	264,991
641,662	BACM 05-3 A2 CSTR 7/43	644,760
6,027,984	BACM 05-3 XP CSTR 7/43	48,779
87,685	BACM 04-4 A3 4.128% 7/42	88,017
50,244	BACM 05-4 A1 4.432 7/45	50,567
3,379,132	BACM 05-4 XP CSTR 7/45	17,159
13,561,010	BACM 05-5 XP CSTR 10/45	31,573
851,412	BACM 05-6 A1 5.001 9/47	864,092
73,946	BACM 2006-4 A1 CSTR 5/11	75,701
157,292	BACM 06-5 A1 5.185% 9/47	160,429

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
550,000	BOA FDIC GTD MTN 2.1% 4/30/12	$557,034
2,404,000	BANKAMER 7.8% 2/15/10 GLBL	2,492,002
1,290,000	BANK AMER GMTN 7.375 5/15/14	1,475,938
137,000	BANK OF NEW YORK 4.95 1/14/11	145,730
311,000	BANK NY MELLO GLB 4.95 11/12	337,506
666,000	BONY MTN 4.3% 5/15/14	704,600
563,000	BANK ONE CORP 7.875% 8/01/10	605,452
590,000	BNK OF TOKYO MIT GL8.4 4/15/10	609,866
1,690,000	BARCLAYS MTN 2.5% 1/23/13	1,692,515
16,810	BAYC 04-3 M2 1ML+100 1/35	7,737
61,408	BAYC 2007-4A M1 1ML+95 9/37	15,366
61,408	BAYC 2007-4A M2 1ML+105 9/37	12,297
162,292	BAYC 2007-4A M4 1ML+160 9/37	26,025
162,292	BAYC 2007-4A M5 1ML+175 9/37	22,783
162,292	BAYC 2007-4A M6 1ML+195 9/37	21,167
123,145	BSCMS 05-PWR9 A1 4.498 9/42	124,331
126,054	BSCMS 05-T20 A1 4.94% 10/42	127,127
214,961	BSCMS 2006-T22 A1 CSTR 4/38	218,595
547,752	BSCMS 2006-PW12 A2 5.688 9/38	561,397
479,411	BSCMS 06-T24 A1 CSTR 10/41	492,645
6,669,792	BSCMS 2006-T24 X2 CSTR 10/41	92,102
436,012	BSCMS 07-PW17 A1 5.282% 6/50	445,203
47,802	BSCMS 07-PW15 A1 5.016% 2/44	49,147
266,000	BEAR STEARNS CO INC 5.35% 2/12	288,574
734,000	BEAR STEARNS CO 4.245% 1/7/10	749,097
230,489	BSCMS 2007-T28 A1 5.422% 9/42	236,848
64,039,769	BSCMS 07-T28 X2 CSTR 9/42	453,080
473,869	BRHEA 05-4 A5 4.91 12/40	417,393
1,241,864	BRHEA 06-A A2R 3ML+75 12/41	1,093,881
852,000	BRITISH G STEP 12/10 DT	916,220
270,870	CD 06-CD2 A1 5.3020 1/46	275,841
540,656	CITEC 06-VT2 A4 5.05% 4/20/14	548,804
843,668	COMM 05-C6 A2 CSTR 6/44	849,345
6,562,979	COMM 05-C6 XP CSTR 6/44	27,572
479,000	CNH 06-B B 5.36% 6/13	485,715
194,815	CPS 07-B A3 5.47% 11/11	196,619
215,668	CPS 2007-C A3 5.43% 5/12 144A	219,496
930,000	CANADA GOVT 2.375% 9/10/14	920,659

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
399,000	CARAT 07-1 B 5.15% 9/12	$408,815
194,000	CARAT 07-SN1 B 5.52% 3/15/11	195,319
114,000	CARAT 07-SN1 C 5.73% 3/15/11	114,422
528,829	COAFT 05-C A4A 4.71 6/12	533,484
643,000	COMET 2006-A6 A6 5.3 2/14	675,760
4,021,000	COMET 07-B3 B3 5.05% 3/13	4,066,332
1,221,000	COMET 07-B5 B5 5.4% 5/13	1,241,669
2,048,000	COMET 09-A2 A2 3.2% 4/14	2,097,592
1,415,000	COPAR 06-1 B 5.13 1/13	1,418,681
266,179	COPAR 06-2 A4 4.94% 7/12	271,666
380,000	COPAR 2007-1 B1 5.76% 12/13	385,306
1,773,000	CARGILL INC 6.375% 6/12 144A	1,940,877
390,000	CARMX 2009-2 A3 1.74% 4/14	388,679
153,848	CMAOT 06-B B 5.24% 4/14	155,450
730,000	CHAIT 2008-A9 A9 4.3% 5/13	760,315
2,330,000	CHAIT 2009-A3 A3 2.4% 6/13	2,367,609
600,000	CITIGROUP INC 3ML+9 5/18/11	590,013
1,499,000	CITIGROUP INC 5.3% 10/17/12	1,577,904
700,000	CCCIT 06-A4 A4 5.45% 5/13	742,159
1,655,000	CCCIT 07-B2 B2 5% 4/12	1,691,064
1,336,000	CCCIT 07-A5 A5 5.5% 6/12	1,368,245
1,232,000	CCCIT 07-B6 B6 5% 11/12	1,264,503
1,700,000	CCCIT 2009-A3 A3 2.7 6/13	1,732,452
890,000	CCCIT 2009-A5 A5 2.25% 12/14	880,336
1,529,000	CITIGROUP FDIC 2.875% 12/09/11	1,577,555
2,800,000	CITI FDG FDIC 1.875% 10/22/12	2,803,859
1,700,000	CITIGR FDG FDIC 1.875 11/15/12	1,703,143
1,410,000	CITIBANK FDIC MTN 1.875 6/4/12	1,420,064
2,040,000	CITIBANK NA FDIC 1.5% 7/12/11	2,068,939
202,643	CWCI 07-C2 A1 CSTR 4/15/47	208,031
25,958,562	COMM 06-C8 XP CSTR 12/46	411,824
2,000,226	COMM 05-LP5 XP CSTR 5/43	16,404
162,647	GCCFC 2006-GG7 A1 5.7435% 7/38	165,785
235,316	GCCFC 07-GG9 A1 5.233% 03/39	240,865
33,509,737	GCCFC 07-GG11 XP .48% 12/49	390,993
1,700,000	COMWLTH BK AUS 3.75 10/14 144A	1,717,593
3,180,000	COMMONWETH MTN2.9 9/17/14 144A	3,153,933
362,000	COUNTRYWIDE MTN 4% 3/22/11	373,689

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
78,000	COUNTRYWIDE MTN 5.8% 6/7/12	$83,099
1,388,000	COVIDIEN INT 5.15% 10/15/10	1,446,296
331,000	COVIDIEN INT GLB 5.45% 10/12	361,974
915,989	CPS 06-D A4 5.115% 08/13	933,561
1,891,000	CREDIT SUISSE NY 5% 5/15/13	2,028,710
271,772	CSFB 2002-CP5 A1 4.106 12/35	276,905
253,682	CSFB 03-C5 A3 4.429% 12/36	259,350
183,529	CSFB 04-C1 A3 4.321 1/37	186,437
121,341	CSMC 07-C3 A1 CSTR 6/39	124,533
807,201	CSMC 06-C5 A1 5.297 12/39	827,908
16,481,760	CSMC 06-C5 ASP CSTR 12/39	364,151
141,762	CSMC 07-C1 A1 5.227 2/40	144,935
29,688,624	CSMC 07-C1 ASP CSTR 2/40	411,638
116,925	CSMC 07-C2 A1 5.237 1/49	119,768
2,350,000	CREDIT SUISSE MTN 3.45% 7/2/12	2,457,755
1,978,000	DBS BK LTD 5.125/VAR 5/17 144A	2,043,803
1,202,000	DCAT 06-A B 5.14 9/12	1,215,461
730,000	DCAT 2006-C B 5.11% 4/13	722,714
1,491,000	DEUTSCHE TEL 5.375% 3/23/11	1,576,546
555,000	DIAGEO CPTL GLB 5.2 1/30/13	606,263
1,000,000	DIAGEO FIN GLBL 3.875% 4/01/11	1,041,830
1,004,000	EDP FINANCE BV 5.375 11/12 144A	1,089,995
270,000	ERP OPERAT LP 5.5% 10/1/12	288,998
1,293,000	ENEL FIN INTL 5.7% 1/15/13144A	1,429,427
6,109	FHLM ARM 4.889% 3/33 #847126	6,368
427,015	FHLM ARM 4.69% 11/35 #1B2428	449,136
72,221	FHLM ARM 4.68% 1/36 #847584	75,040
23,127	FHLM ARM 4.305 6/35 #848083	24,120
44,576	FHLM ARM 3.88% 1/35 #848084	45,931
235,227	FHLM ARM 4.542% 4/35 #848085	245,248
64,162	FHLM ARM 3.479% 3/35 #848086	66,132
1,801,066	FHLM ARM 4.482% 4/35 #848088	1,856,464
33,964	FHLM ARM 4.485% 1/35 #848089	35,405
260,975	FHLM ARM 4.277% 2/35 #848090	271,339
74,635	FHLM ARM 5.084% 8/35 #1J0005	78,156
1,559,943	FHLG 15YR 5.00% 3/19 #G13052	1,651,813
2,273,548	FHLG 15YR 5.00% 6/24 #G13598	2,407,444
196,336	FHLM ARM 4.941% 11/35 #1J1228	206,665

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
153,380	FHLM ARM 5.26% 1/36 #1J1274	$159,751
249,075	FHLM ARM 4.93% 9/35 #1K1215	258,603
59,495	FHLM ARM 5.78% 10/35 #1N0063	63,286
284,652	FHLM ARM 5.37% 12/35 #1N0106	299,638
277,998	FHLM ARM 5.62% 12/35 #1N0117	286,038
119,815	FHLM ARM 5.34% 6/35 #1L0097	124,527
278,446	FHLM ARM 4.83% 11/35 #1Q0166	292,372
263,633	FHLM ARM 4.486% 5/35 #1Q0758	273,539
560,309	FHLG 15YR 5.50% 4/18 #G11389	600,698
127,628	FHLM ARM 4.199% 8/36 #848185	133,180
172,513	FHLM ARM 4.571% 3/35 #848186	179,639
92,927	FHR 2290 C 6 2/31	99,510
126,914	FHR 2313 C 6 5/31	136,918
3,770,000	FHLB 3.625% 10/18/13	3,976,927
1,355,000	FHLB 1.75% 8/22/12	1,366,803
7,485,000	FHLB 1.625% 11/21/12	7,444,391
1,690,000	FHLB 1% 12/28/11	1,683,046
105,582	FHR 2417 EH 6% 2/17	112,969
181,696	FHR 2394 KD 6% 12/16	194,561
19,993,000	FHLMC 2.125% 3/23/12	20,415,047
2,570,000	FHLREF NTS BE 2.5% 4/23/14	2,580,633
16,000,000	FHLMC 1.75% 6/15/12	16,083,308
2,716,000	FHLMC 1.125% 12/15/11	2,713,503
39,616	FNMA 20YR 5.50% 10/22 #254522	42,038
2,586	FNMA 15YR 7.00% 3/12 #349639	2,717
4,573	FNMA 15YR 7.00% 5/15 #495848	4,944
11,929	FNMA 15YR 7.00% 1/16 #535662	12,904
112,422	FNMA ARM 4.428% 7/36 #555923	116,652
11,738	FNMA 15YR 7.00% 3/17 #633169	12,756
152,500	FNR 2002-56 MC 5.5% 9/17	163,884
112,079	FHR 2508 UL 5 12/16	115,702
730,336	FNR 03-83 TH 4.5% 11/16	756,170
668,337	FNR 03-123 AB 4 10/16	689,048
350,709	FNR 04-3 HA 4 7/17	362,499
605,412	FNR 2004-3 BA 4% 7/17	625,982
128,410	FHR 2626 NA 5 6/23	130,825
227,495	FNR 2004-15 AB 4% 9/17	235,190
148,507	FHR 2667 PC 3.8% 1/18	151,524

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Synthetic Investment Contracts (continued)
127,115	FHR 2677 LC 4.5 6/15	$128,814
749,355	FHR 2763 PD 4.5 12/17	786,914
344,827	FHR 2786 GA 4 8/17	356,944
1,152,561	FHR 2780 QD 4.5 3/18	1,211,866
364,573	FHR 2867 EA 4.5% 11/18	379,979
241,207	FHR 2970 YA 5% 9/18	251,066
501,623	FHR 3077 GA 4.5% 8/19	523,712
2,518,295	FNR 2008-29 CA 4.5% 9/35	2,596,779
2,415,366	FNR 2008-95 AD 4.5% 12/23	2,529,819
6,706,000	FNMA 3.625% 2/12/13	7,127,449
5,860,000	FNMA 2% 1/9/12	6,001,218
2,270,000	FNMA 2.75% 3/13/14	2,308,007
3,107,000	FNMA 2.5% 5/15/14	3,110,829
5,145,252	FHR 3555 CM 4% 12/14	5,353,678
5,230,157	FHR 3555 KH 4% 12/14	5,451,167
7,567	FNMA ARM 4.318% 3/33 #694530	7,854
28,741	FNMA ARM 4.801% 2/33 #695019	29,588
3,032	FNMA ARM 3.984% 5/33 #703915	3,138
322,514	FNMA ARM 4.57% 6/33 #712321	337,097
301,837	FNMA ARM 4.564% 4/33 #713937	310,579
729,824	FNMA 15YR 4.00% 9/18 #734729	751,215
287,340	FNMA ARM 4.68% 11/34 #735011	301,038
14,079	FNMA 15YR 7.00% 11/18 #735420	15,131
357,988	FNMA 15YR 4.50% 7/20 #745874	374,154
210,592	FNMA ARM 5.541% 11/36 #745972	219,742
26,703	FNMA ARM 3.753% 10/33 #746320	27,849
16,048	FNMA ARM 4.358% 10/33 #754672	16,555
42,890	FNMA ARM 3.752% 10/33 #755148	44,140
33,491	FNMA ARM 4.455% 3/35 #773281	34,703
25,861	FNMA 15YR 7.00% 8/14 #783427	27,834
72,934	FNMA ARM 4.499% 3/35 #783587	75,096
22,322	FNMA ARM 5.05% 7/34 #801635	23,089
86,862	FNMA ARM 4.513% 12/34 #802695	89,459
298,943	FNMA ARM 4.53% 12/34 #802852	311,872
12,100	FNMA ARM 4.293% 3/35 #815586	12,576
60,640	FNMA ARM 4.75% 5/35 #815626	62,830
5,790	FNMA ARM 4.653% 3/35 #816322	5,995
70,840	FNMA ARM 5.12% 6/35 #823810	74,208

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Synthetic Investment Contracts (continued)
170,640	FNMA ARM 4.96% 6/35 #825388	$175,779
498,895	FNMA ARM 4.58% 7/35 #826362	519,700
64,529	FNMA ARM 4.520% 8/35 #829603	67,264
76,194	FNMA ARM 4.555% 7/35 #832099	79,007
13,406	FNMA ARM 5.344% 7/35 #834917	13,817
40,676	FNMA ARM 5.349% 12/34 #843013	41,859
14,023	FNMA ARM 5.280% 3/35 #843014	14,387
72,754	FNMA ARM 4.893% 10/35 #847787	75,590
35,278	FNMA ARM 6.25% 6/36 #886983	36,721
380,648	FNMA ARM 4.86% 7/35 #888382	396,681
819,061	FNMA ARM 5.07% 9/36 #888398	864,170
1,400,201	FNMA 15YR 4.50% 12/18 #888889	1,463,429
1,354,650	FNMA 15YR 4.50% 6/18 #889335	1,416,668
1,589,171	FNMA 15YR 4.50% 12/18 #889336	1,660,932
260,954	FNMA ARM 4.36% 10/37 #889704	272,826
292,729	FNMA ARM 4.21% 5/35 #889946	303,426
3,601,786	FNMA ARM 4.90% 2/36 #995015	3,747,075
548,805	FNMA ARM 4.59% 7/35 #995016	570,521
373,441	FNMA ARM 4.30% 2/35 #995017	387,506
2,488,418	FNMA ARM 4.987% #995269	2,558,813
622,325	FNMA ARM 4.785% 2/36 #995271	653,474
35,762	FNMA ARM 4.898% 5/35 #995272	37,162
163,789	FNMA ARM 4.58% 7/35 #995273	170,426
8,255	FNMA ARM 4.765% 1/34 #995274	8,586
327,664	FNMA ARM 4.53% 10/35 #995414	340,406
1,846,402	FNMA ARM 4.55% 10/35 #995415	1,917,564
1,936,778	FNMA ARM 4.715% 11/35 #995604	2,028,466
471,068	FNMA ARM 4.647% 4/35 #995605	485,234
351,049	FNMA ARM 4.512% 12/36 #995606	364,967
413,723	FNMA ARM 4.545% 12/36 #995607	429,783
135,945	FNMA ARM 5.075% 7/34 #995609	141,679
686,824	FNMA 15YR 5.00% 12/18 #995756	727,381
2,483,756	FNMA 15YR 5.00% #995836	2,624,987
1,085,230	FNMA 15YR 5.00% 1/21 #995861	1,149,143
993,377	FNMA 15YR 5.00% 6/24 #995902	1,052,345
1,817,610	FNMA ARM 3.92% 2/39 #AC0036	1,891,173
41,850	FNMA ARM 4.344% 10/33 #AD0011	43,210
1,640,747	FNMA ARM 4.807% 1/35 #AD0064	1,681,196

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Synthetic Investment Contracts (continued)
2,165,392	FNMA ARM 5.129% 9/35#AD0065	$2,253,245
663,839	FNMA ARM 4.285% 7/33#AD0066	685,674
82,306	FNMA ARM 3.206% 4/36#AD0068	84,179
3,496,871	FNMA 15YR 4.50% 8/24 #AD0116	3,654,777
5,903,342	FNMA 15YR 4.50% 8/24 #AD0117	6,169,915
3,083,045	FNMA 15YR 4.50% 7/18 #AD0118	3,224,191
95,022	FNMA ARM 4.82% 2/36 #AD0175	98,924
848,058	FNMA ARM 4.49% 4/35 #AD0176	880,705
98,078	FNMA ARM 3.32% 9/34 #AD0177	101,440
90,760	FNMA ARM 3.334% 4/36 #AD0178	93,005
650,000	FORDO 2006-B B 5.43% 2/12	678,430
390,000	FORDO 2006-C B 5.3% 6/12	409,674
230,000	FORDO 07-A B 5.6% 10/12	243,972
290,000	FORDO 2009-B A2 2.46 11/11TALF	292,135
600,000	FORDO 2009-B A3 2.79 8/13TALF	612,187
400,000	FORDO 09-D A3 2.17% 10/15/13	404,343
700,000	FORDO 2009-E A3 1.51% 1/14	696,543
847,000	FRANCE TELE MTN 4.375% 7/14 DT	902,993
118,000	FRNK 06-1 B1 5.14% 7/14	119,264
418,000	FRNK 07-1 B 5.13 2/15	417,509
1,134,000	GEMNT 07-1 B 4.95% 3/13	1,129,771
4,032,000	GEMNT 2007-3 A2 5.4% 6/13	4,121,556
1,202,000	GEMNT 2007-3 B 5.49% 6/13	1,224,548
1,700,000	GEMNT 2009-3 A 2.54% 9/14	1,703,278
18,155,405	GECMC 07-C1 XP CSTR 12/49	132,405
169,668	GMACC 04-C2 A2 CSTR 8/38	173,407
2,049,747	GMACC 05-C1 X2 CSTR 5/43	27,293
1,937,000	GE CAP 5.2% 2/01/11	2,062,649
960,000	GE CAP MTN 5.9% 5/13/14	1,045,381
4,150,000	GE CAP CORP 3.5% 8/12	4,291,310
3,238,000	GE CAP FDIC 3% 12/09/11	3,343,738
2,520,000	GE CAP FDIC 1.8% 3/11/11	2,562,160
1,916,000	GE CAP FDIC MTN 2.625 12/28/12	1,951,698
2,160,000	GE CAP FDIC GMTN 2% 9/28/12	2,173,955
327,000	GLAXOSMTH KLINE 4.85% 5/15/13	353,044
600,000	GOLDMAN SA FDIC 2.15% 3/12	613,524
982	GNR 02-35 C CSTR 10/23	990
31,054	GPMH 01-1 IA 1ML+34 4/32	30,552

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Synthetic Investment Contracts (continued)
399,786	GCCFC 03-C1 A2 3.285% 7/35	$402,296
505,910	GCCFC 04-GG1 A4 4.755 6/36	510,073
119,524	GSALT 07-1 B 5.53% 12/14	117,427
555,000	HSBC USA FDIC 3.125% 12/16/11	575,066
677,000	HAT 2006-2 A4 5.67% 6/13	700,143
500,000	HAROT 2009-3 A3 2.31% 5/13	506,987
151,411	HAT 07-1 A3 5.3% 11/11/11	153,633
718,924	HAT 07-1 A4 5.33% 11/18/13	749,671
225,000	HUTCHISON WH 5.45 11/24/10 144	232,960
16,262	HART 06-1 B 5.29 11/12	16,332
21,327	HART 06-1 C 5.34 11/12	21,407
142,654	HART 2006-B C 5.25% 5/13	145,230
380,000	HART 2009-A A3 2.03% 8/13	382,835
2,085,000	JP MORGAN CS GLB6.75 2/1/11 DT	2,258,003
262,000	JPMORGAN CHAS 4.891/VAR 9/15	266,813
1,267,000	JPMORGAN CHASE 4.75% 5/1/13	1,347,377
1,708,000	JPMC CO MTN 4.65% 6/14	1,805,892
84,542	JPMCC 2001-C1 A2 5.464 10/35	85,582
711,301	JPMCC 04-CB9 A2 CSTR 6/41	723,832
18,410,201	JPMCC 05-LDP4 X2 CSTR 10/42	94,715
289,801	JPMCC 2006-LDP9 A1 CSTR 5/47	297,857
136,882	JPMCC 07-LDP10 A-1 5.122% 1/49	140,461
434,000	JACKSON NATL 5.375% 5/8/13 144	438,564
590,441	JPMRT 2006-A A4 5.14% 12/14	609,543
67,474	JPMART 2006-A B 5.36% 12/14	67,616
817,000	JPMORGAN FDIC 3.125 12/1/11 DT	847,708
293,000	KEYSPAN CORP 7.625% 11/15/10	311,821
1,004,000	KRAFT FOODS INC 5.625% 8/11/10	1,054,640
1,470,000	KFW GLB 4.75 5/15/12	1,583,980
1,600,000	KFW GLB 3.5 5/16/13	1,674,797
121,642	LBUBS 07-C1 A1 CSTR 2/15/40	124,719
222,167	LBUBS 2006-C6 A1 5.23 9/39	226,264
84,397	LBUBS 2006-C7 A1 5.279 11/38	86,671
95,961	LBUBS 07-C2 A1 5.226 2/40	98,068
67,368	LBUBS 00-C3 A2 7.95 5/25	67,754
227,296	LBUBS 00-C5 A2 6.51 12/26	233,916
1,505,557	LBUBS 2000-C5 E 7.29% 12/32	1,510,458
361,364	LBUBS 2001-C3 B 6.512 6/36	370,245

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Synthetic Investment Contracts (continued)
69,111	LBUBS 04-C6 A2 4.187% 8/29	$69,274
22,581,575	LBUBS 04-C1 XCP 1.0542 1/17/2034	197,292
17,514,029	LBUBS 05-C5 XCP CSTR 9/40	193,601
20,053,489	LBUBS 05-C7 XCP CSTR 11/40	114,911
100,699	LBUBS 2006-C3 A1 5.478 3/39	102,525
118,318	MLCFC 07-6 A1 5.175% 3/12/51	121,296
1,651,000	MANUFTRS & TRD 3.85/VAR 4/1/13	1,525,262
144,641	MVCOT 06-2A A 5.417% 10/28	125,821
42,225	MVCOT 06-2A B 5.467% 10/28	34,989
19,193	MVCOT 06-2A C 5.766% 10/28	14,542
500,000	MASSMUTUAL GL 3.625% 7/12 144A	522,115
520,000	MBART 2009-1 A3 1% 1/15/14	520,339
346,000	MERRILL LYN CO 6.15% 4/25/13	374,175
553,822	MLMT 04-MKB1 A2 4.353% 2/42	561,247
1,129,533	MLMT 05-MKB2 XP CSTR 9/42	8,431
2,380,529	MLMT 05-MCP1 XP CSTR 6/43	47,442
2,206,000	MET LIFE GLBL 5.75 7/25/11 144	2,373,507
959,000	MET LIFE GBL 3ML+75 6/25/10144	960,385
597,000	MET LIFE MTN 5.125 6/14 144A	633,588
1,253,000	MET LIFE GBL 2.875 9/17/12 144	1,273,239
917,000	MIDAMERICAN ENRG 5.65% 7/15/12	1,013,830
211,086	MLCFC 07-8 A1 4.622% 8/49	215,702
199,000	MONUMENTAL GLBL 5.5% 4/13 144A	206,849
320,000	MSTDW GLBL 6.75% 4/15/11	343,595
159,969	MSC 04-HQ3 A2 4.05 1/41	161,466
2,704,715	MSC 05-TOP17 X2 CSTR 12/41	43,323
2,832,774	MSC 05-HQ5 X2 CSTR 1/42	17,699
1,350,125	MSC 06-T21 A1 4.925 10/52	1,370,657
40,365	MSDWC 01-PPM A3 6.54% 2/31	41,923
720,000	MORGAN STANLEY 6% 5/13/14	779,905
148,262	MSC 2006-T23 A1 5.682% 8/41	151,900
497,247	MSC 2006-HQ9 A1 5.49% 7/44	513,033
14,164,743	MSC 2006-HQ10 X2 CSTR 11/41	209,820
219,070	MSC 2007-HQ11 A1 5.246% 2/44	225,260
221,593	MSC 07-IQ13 A1 5.05% 3/44	227,772
1,450,000	MORGAN STAN FDIC 3.25% 12/1/11	1,508,048
750,000	NATL AUST BK 5.35% 6/12/13 144	809,373
1,820,000	NATLAUST BK 2.35 11/16/12 144A	1,813,596

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Synthetic Investment Contracts (continued)
1,286,000	NCSLT 2007-2 AIO 6.7% 7/12	$194,753
4,633,000	NCSLT 2006-2 AIO 6% 8/11	340,526
311,914	NCSLT 05-2 AIO 7.73 3/12	5,676
1,103,111	NCSLT 06-1 A-IO 5.5 4/11	58,925
2,172,000	NCSLT 2006-3 AIO 7.1% 1/12	273,675
1,487,000	NCSLT 06-4 AIO 6.35% 02/12	178,961
1,765,000	NCSLT 2007-1 AIO 7.27% 4/12	262,828
670,000	NY LIFE 2.25% 12/14/12 144A	669,303
921,000	NYLIFE GLB4.65% 5/9/13 144A	973,576
590,000	NALT 2009-B A3 1 1/15	594,026
410,000	NALT 2009-A A2 2.01% 4/11	412,832
1,868,000	NORD 07-1A A 4.92 5/13 144A	1,888,081
175,000	NORTHERN TRUST CO 5.5% 8/15/13	195,068
165,000	NORTHERN TR CO 4.625% 5/1/14	177,099
536,280	NEF 05-1 A5 4.74 10/45	497,026
114,000	ORIX CORP 5.48% 11/22/11	115,098
624,000	PECO ENERGY MTN 5.6% 10/15/13	685,519
1,620,000	PNC FUNDING CORP 4.5 3/10/10	1,653,106
970,000	PNC FUNDG MTN 5.4% 6/10/14	1,040,443
540,000	PACIFIC GAS & ELEC 6.25% 12/13	603,965
1,191,000	PFIZER 4.45% 3/15/12	1,275,265
660,000	PRICOA GLB 1 MTN5.45 6/14 144A	702,285
345,000	PRICOA GLB FDG 5.4% 10/12 144A	363,813
1,214,000	PROCTOR&GAMBLE INTL 1.35% 8/11	1,225,841
4,360,000	RABOBANK NEDER 2.65% 8/12 144A	4,453,081
1,302,000	RIO TINTO FIN 5.875% 7/15/13	1,440,178
2,221,000	ROYALBK Y$CD 2.25% 3/15/13	2,242,103
1,690,000	ROYAL BK SCT 1.5% 3/30/12 144A	1,675,809
171,000	SBC COMM GLBL 6.25 3/15/11	184,231
260,000	SBC COMM GLBL 5.875% 2/01/12	287,529
217,000	SBC COMM GLBL 5.3 11/15/10	227,050
198,749	SLMA 04-A B 3ML+58 6/33	104,125
439,878	SBM7 00-C3 A2 6.592 12/33	450,014
600,000	SANTANDER 5.805/VAR 6/20/16	559,064
951,000	SCOTLAND INTL 7.7% 8/15/10144A	992,870
1,702,000	SHELL INTL FIN 1.3% 9/22/11	1,712,478
464,000	SIMON PROPERTY 5.3% 5/30/13	480,875
239,000	SOUTHERN CO 4.15% 5/14	247,043

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Synthetic Investment Contracts (continued)
140,000	STATE ST CORP 4.3% 5/30/14 DT	$145,392
254,119	LLL 1997-LLI D 7.15 10/34	267,132
2,382,000	SVENSKA MTN 2.875 9/14/12 144A	2,417,049
761,000	TELEFONOS MEXICO 4.75% 1/27/10	778,366
928,000	TRANSCAPIT 5.67% 3/5/14 144A	951,945
1,104,630	TAROT 2006-C A4 5.31% 5/13	1,146,436
33,569	TAROT 2006-B A3 5.41% 8/11	33,750
533,000	TAROT 2006-B A4 5.52% 11/12	548,844
855,000	HCARD 07-1 B 5.53% 6/12	860,869
940,000	USAOT 2009-2 A3 1.54% 10/12	936,189
1,020,000	US CNTRL FED CU 1.9% 10/19/12	1,023,078
989,000	UNCREDIT LUX 5.584/VAR 1/13/17	967,170
1,030,000	US BANCORP MTN 4.2% 5/15/14	1,074,710
2,245,500	USTN 4.625% 7/31/12	2,468,601
25,007,000	USTN 2.75% 2/28/13	25,998,676
10,243,700	USTN 2.5% 3/31/13	10,542,372
17,852,900	USTN 3.125% 9/30/13	18,697,007
3,243,000	USTN 2.75% 10/31/13	3,336,725
13,768,000	USTN 2% 11/30/13	13,719,072
435,000	USTN 1.125% 1/15/12	436,853
6,549,000	USTN 1.875% 2/28/14	6,482,769
21,593,000	USTN 1.75% 3/31/14	21,177,245
23,751,000	USTN 1.875% 4/30/14	23,339,260
33,892,000	USTN 1.875% 6/15/12	34,292,389
26,721,000	USTN 1.125% 12/15/12	26,306,969
2,871,000	USTN 1% 12/31/11	2,862,951
1,196,000	USTN .75% 11/30/11	1,188,987
1,503,000	UNITED HLTH 5.125% 11/15/10	1,564,846
681,000	VERIZON COM INC 5.25% 4/15/13	741,645
445,000	VERIZON GLBL 7.25% 12/1/10	472,954
540,000	VERIZON NE GLB 6.5% 9/15/11 DT	585,898
669,000	VERIZON WIRELESS 5.25% 2/1/12	724,193
2,047,000	VERIZON WRLSS 3.75% 5/20/11	2,119,539
289,000	VODAFONE GRP PLC 5.5% 6/15/11	305,503
1,362,000	VWALT 2009-A A3 3.41% 4/12	1,398,125
258,660	WBCMT 05-C16 APB 4.692% 10/41	262,961
182,080	WBCMT 03-C6 A2 4.498 8/35	184,684
300,503	WBCMT 04-C11 A3 4.719 1/41	299,940

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Synthetic Investment Contracts (continued)
1,267,219	WBCMT 2004-C15 A2 4.039 10/41	$1,269,417
377,000	WALOT 06-1B 5.15% 7/12	389,608
863,000	WALOT 06-1 C 5.22% 11/12	883,293
264,721	WALOT 06-1 A-4 5.08% 4/12	269,611
669,000	WALOT 06-2 B 5.29% 6/12	689,235
316,000	WALOT 06-2 C 5.34% 10/12	324,156
886,000	WALOT 07-1 B 5.38% 7/20/12	920,044
616,000	WALOT 07-1 C 5.45% 10/22/12	632,019
1,175,862	WBCMT 06-C29 A1 5.121% 11/48	1,204,694
191,192	WBCMT 07-C30 A1 5.031% 12/43	195,461
18,204,353	WBCMT 2007-C30 XP CSTR 12/43	279,868
836,000	WACHOVIA CORP 3ML+13 10/15/11	827,388
865,000	WALMART STORES MTN 3.2% 5/14	884,411
1,508,996	WMMNT 2007-A4A A4 5.2% 10/14	1,560,242
120,000	WMMNT 07-A5A A5 1ML+75 10/14	120,151
574,000	WASHINGTON REIT 5.95% 6/15/11	585,120
1,700,000	WELLS FARGO 3.75% 10/1/14	1,710,929
7,643,000	WELLS FAR FDIC 3% 12/09/11	7,904,401
2,495,000	WELLS FARGO 4.2% 1/15/10	2,545,493
371,000	WELLS FARGO 5.25% 10/23/12	399,749
500,000	WELLS GLBL 6.45% 2/01/11	541,461
1,690,000	WESTPAC BKG 2.25% 11/19/12	1,690,451
540,000	YALE UNIV MTN 2.9% 10/15/14	540,223
	Total Wrap Rebid Value	931,793

	Total Synthetic Investment Contracts	595,667,441

	Mutual Funds
	Fidelity BrokerageLink*	185,675,842
4,335,699	Dodge & Cox Stock Fund	416,834,088

	Total Mutual Funds	602,509,930

	U.S. Government and Agency Securities
	United States Treasury Notes
307,000	USTN TII 2.375% 1/15/25	371,804
2,392,000	USTN TII 1.75% 1/15/28	2,370,867
910,000	USTN TII 2.5% 1/15/29	984,906
8,760,000	USTN 3.375% 11/15/19	8,426,069
1,010,000	USTN 2.125% 11/30/14	986,093

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	U.S. Government and Agency Securities (continued)
	United States Treasury Notes (continued)
7,340,000	USTN 2.75% 11/30/16	$7,066,468
2,130,000	USTN 1.125% 12/15/12	2,095,877
7,090,000	USTN 3.25% 12/31/16	7,030,175

	Total United States Treasury Notes	29,332,259

	United States Treasury Bills
550,000	USTBILL 0% 4/29/10	549,847

	Total United States Treasury Bills	549,847

	United States Treasury Bonds
10,230,000	USTB 4.5% 8/15/39	9,998,229
6,300,000	USTB 4.375% 11/15/39	6,030,284

	Total United States Treasury Bonds	16,028,513

	Federal Agency Obligations
	Federal National Mortgage Association
1,880,000	FNMA 0% 10/9/19	1,020,834
1,700,000	FNMA 5 2/13/17	1,845,345
3,050,000	FNMA 6.25% 2/01/11 SUBS	3,204,144
1,120,872	FNMA 5.50% 1/37 #256552	1,176,215
2,456,341	FNMA 5.00% 2/36 #745275	2,525,522
77,724	FNMA 6.00% 10/35 #745000	82,876
281,545	FNMA 6.50% 8/36 #745744	302,463
412,487	FNMA 5.50% 11/36 #745959	433,111
209,914	FNMA 6.00% 5/35 #821192	223,993
623,319	FNMA 5.00% 2/36 #888022	641,166
2,835,341	FNMA 5.00% 3/35 #889757	2,916,525
156,018	FNMA 6.50% 8/36 #892604	167,463
165,240	FNMA 6.50% 5/36 #895817	177,517
294,085	FNMA 6.50% 9/36 #897131	315,659
176,003	FNMA 6.50% 1/37 #897910	188,969
109,002	FNMA 6.50% 9/36 #900136	116,999
186,884	FNMA 6.50% 3/37 #910393	200,535
1,340,064	FNMA ARM 5.51% 2/37 #913990	1,403,445
197,760	FNMA 6.50% 7/37 #939680	212,144
238,652	FNMA 6.50% 8/37 #948231	256,010
172,811	FNMA 6.50% 8/37 #948641	185,380

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Federal National Mortgage Association (continued)
128,667	FNMA 6.50% 8/37 #948731	$138,025
182,974	FNMA 6.00% 9/37 #952504	194,503
162,512	FNMA 6.50% 9/37 #952515	174,332
134,369	FNMA 6.50% 9/37 #952838	144,142
229,353	FNMA 6.50% 8/37 #959422	246,035
4,049,622	FNMA 5.00% 5/38 #981583	4,161,145
3,232,933	FNMA 5.00% 6/38 #985407	3,321,965
500,000	FNMA 5.00% 1/40 #TBA	513,164
-500,000	FNMA 5.00% 1/40 #TBA	(513,164)
1,900,000	FNMA 6.00% 1/40 #TBA	2,012,516
13,300,000	FNMA 15YR 5.50% 1/25 #TBA	14,070,985
300,000	FNMA 15YR 6.00% 1/25 #TBA	320,227

	Total Federal National Mortgage Association	42,380,190

	Government National Mortgage Association
1,200,000	GNII II 5.50% 1/40 #TBA	1,258,219
3,500,000	GNII II 6.00% 1/40 #TBA	3,707,813
709,980	GNMA 5.00% 6/34 #605461	735,938
1,600,000	GNMA 5.00% 1/40 #TBA	1,645,875
2,400,000	GNMA 6.00% 1/40 #TBA	2,536,500
1,493,365	GNMA 5.00% 6/34 #616475	1,547,966
1,860,471	GNR 2009-HO1 FA 1.4% 11/59	1,872,099

	Total Government National Mortgage Association	13,304,410

	Federal Home Loan Bank
1,880,000	FHLB 5.5% 7/15/36	1,928,613

	Total Federal Home Loan Bank	1,928,613

	Federal Home Loan Mortgage Corporation
489,573	FHLM ARM 4.433% 7/35 #1B3925	506,026
4,645,900	FHLG 5.50% 12/36 #G02427	4,878,921
50,162	FHLG 5.50% 7/37 #G03092	52,796
205,782	FHLM ARM 5.84% 2/37 #1N1447	215,644
505,690	FHLM ARM 6.03% 5/37 #1N1463	531,307
562,260	FHLM ARM 5.95% 5/37 #1N1582	589,943
1,377,446	FHLM ARM 6.12% 9/37 #1G2201	1,461,136
1,819,673	FHLM ARM 5.65% 9/37 #1G3704	1,906,994

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	U.S. Government and Agency Securities (continued)
	Federal Agency Obligations (continued)
	Federal Home Loan Mortgage Corporation (continued)
1,930,000	FHLMC 4.375 1/25/10	$1,934,661
349,085	FHLG 5.50% 11/35 #A39302	367,085
392,000	FHLMCDN 0% 1/25/10	391,995

	Total Federal Home Loan Mortgage Corporation	12,836,508

	Total U.S. Government and Agency Securities	116,360,340

	Other Fixed Income Securities
	Domestic and Foreign Obligations
440,000	AB INBEV MTN 5.375% 1/20 144A	448,914
680,000	ABBOTT LABS 5.125% 4/01/19	711,258
1,900,000	ACHMEA HYPT 3.2% 11/03/14 144A	1,896,322
125,000	AES CORP 7.75% 10/15/15	126,875
106,000	AES CORP 7.75% 3/01/14	107,590
690,000	AES CORP 8% 10/15/17	705,525
718,000	AES CORP 8% 6/1/20	730,565
220,000	AGFC CAP TR I 6%/VAR 1/67 144A	77,000
160,000	AIG 6.25% 87-37 HYBRD	88,000
334,000	AIG INTL MTN 8.25% 8/15/18	313,576
397,000	ALCOA INC 6% 7/15/13	418,213
260,000	ALTRIA GROUP INC 8.5% 11/13	300,464
190,000	AMER GENL FIN MTN 6.9 12/15/17	131,927
84,000	AMERADA HES CO 7.875% 10/01/29	100,746
342,000	AMERADA HESS CO 7.3% 8/15/31	388,644
169,000	AMERICA MOVIL 5.625% 11/15/17	174,972
50,000	AMERICAN EXP MTN 5.125 8/25/14	52,687
49,000	AMERICAN EXP MTN 5.875% 5/13	52,585
77,000	AMERICAN INTL 5.85% 1/16/18	63,181
293,000	AMEX 6.8% 9/01/66	262,235
820,000	AMEX MTN 8.125% 5/20/19	971,750
341,000	APACHE CORP 6% 9/15/13	377,323
167,000	AT&T INC 5.5% 2/01/18	174,250

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic and Foreign Obligations (continued)
190,000	AT&T INC 5.8% 2/15/19	$202,533
370,000	AT&T INC 6.55% 2/15/39	389,855
341,000	BAC 8% PERP SERIES K PFD	329,065
14,000	BAC CAP XIV 5.63/VR PERP	9,660
467,000	BAKER HUGHES IN 7.5% 11/15/18	557,450
28,000	BANKAMER 8.125%/VAR PERP	27,020
300,000	BARCLAYS BANK MTN 5.2% 7/10/14	318,002
140,000	BARCLAYS BK 6.05% 12/4/17 144A	142,478
170,000	BARRICK GOLD 6.95% 4/01/19	191,410
147,000	BEAR 7.25% 2/01/18	168,734
21,000	BELLSOUTH 4.75 11/15/12	22,424
540,000	BHP BILLITON FIN USA 6.5 4/1/19	619,411
190,000	BOEING CAP MTN 4.7% 10/27/19	185,362
120,000	BOEING CO 4.875% 2/15/20	120,325
200,000	BOEING CO MTN 6% 3/15/19	217,033
98,000	BOYD GAMING 7.125% 2/01/16	85,260
35,000	BOYD GAMING CORP 6.75% 4/15/14	31,544
620,000	C 6.5 08/13 SNR DT	660,420
190,000	CALPINE CONSTR 8% 6/01/16 144A	195,700
495,000	CATERPILR FIN SERV 6.2 9/30/13	551,601
(840,334)	CDS- ABX 37YR 5/25/46 SWAP	(626,049)
840,334	CDS- ABX 37YR 5/25/46 SWAP	840,334
400,000	CDS SLMA @ 100BPS 5YR	378,127
(400,000)	CDS SLMA @ 100BPS 5YR SHORT	(400,000)
2,701,402	CDS-ABX @18 BPS 37.4YR 7/25/45	2,208,396
(2,701,402)	CDS-ABX @18 BPS 37.4YR 7/25/45	(2,701,402)
(609,994)	CDS-ABX 18 BPS 37.4YR 7/25/45	(609,994)
609,995	CDS-ABX@18 BPS 37.4YR 7/25/45	498,671
(2,004,266)	CDS-ABX.HE.AAA.06-1 37.6 SWAP SHORT	(2,004,266)
2,004,266	CDS-ABX.HE.AAA.06-1 37.6 SWAP	1,638,488
1,687,291	CDS-ABX@11 BPS 38.2YR 5/25/46	771,936
(1,687,291)	CDS-ABX@11 BPS 38.2YR 5/25/46	(1,687,291)
435,710	CDS-ABX@18 BPS 37.4YR 7/25/45	356,193
261,426	CDS-ABX@18 BPS 37.4YR 7/25/45	213,716
(435,710)	CDS-ABX@18 BPS 37.4YR 7/25/45	(435,710)
(261,426)	CDS-ABX@18 BPS 37.4YR 7/25/45	(261,426)

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic and Foreign Obligations (continued)
174,284	CDS ABX.HE.AAA.06-1	$142,477
(174,284)	CDS ABX.HE.AAA.06-1	(174,284)
6,439,977	CDSCDXNAUGHVOL9@485 12/12 SWP	6,174,240
(6,439,977)	CDSCDXNAUGHVOL9@485 12/12 SWP	(6,439,977)
91,000	CHESAPEAKE ENER 6.25% 1/15/18	87,360
150,000	CHESAPEAKE ENERGY 7.25% 12/18	151,500
683,000	CITIGROUP 5% 9/15/14	658,428
200,000	CITIGROUP 6.375% 8/12/14	209,381
564,000	CITIGROUP 6.875% 3/05/38	562,882
320,000	CITIGROUP INC MTN 8.5% 5/22/19	369,521
610,000	CITIGROUP MTN 6.01% 1/15/15	622,870
220,000	CITIGROUP MTN 5.5% 10/15/14	222,757
24,000	CITIZCOM 7.125% 3/15/19	22,680
195,000	COMCAST CABLE 8.875% 5/01/17	233,633
697,000	COMCAST CORP 6.5% 1/15/15	780,887
28,000	COMCAST CORP 6.5% 1/15/17	30,998
63,000	COMCAST CORP GLB 5.875 2/15/18	66,880
130,000	COMMNWLTH BNK AUST 5 10/19 144	129,068
132,000	COMMUNITY HLTH 8.875 7/15/15	136,620
122,000	COMPLETE PRODTN 8% 12/15/16	119,865
300,000	COMWLTH BK AUS 3.75 10/14 144A	300,730
247,000	CONOCO 6.95% 4/15/29	279,986
320,000	CONOCOPHILLIPS 6% 1/15/20	354,565
550,000	CONOCOPHILLIPS 6.5% 2/01/39	610,413
660,000	CREDIT AG MTN VAR PERP 144A	699,600
190,000	CREDIT SUISSE 5.86/VAR PERP	165,300
165,000	CRICKET COMM 7.75% 5/15/16 WI	165,000
435,234	CVS CAREMARK 6.943% 1/10/30	437,519
580,000	CVS/CAREMARK MTN 6.6% 3/15/19	634,688
279,000	DAIMBZNA 5.875% 3/15/11	291,715
80,000	DAVITA INC 7.25% 3/15/15	80,200
202,000	DEUTSCHE TK GLBL 5.75% 3/23/16	214,494
725,000	DIAGEO CPTL PLC 7.375% 1/15/14	838,689
125,000	DISH DBS CORP 7.875% 9/01/19	130,000
509,000	DOMINION RES DE 5.7% 9/17/12	550,030
260,000	DOMINION RESOUR 8.875% 1/15/19	324,016
167,000	DUKE ENERGY 5.625% 11/30/12	182,315

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic and Foreign Obligations (continued)
185,000	DYNEGY HLDGS INC 7.75% 6/01/19	$160,488
105,000	ECHOSTAR DBS 7.75% 5/31/15	110,250
7,000	ECHOSTAR DBS CORP 7% 10/01/13	7,210
45,000	EDISON MISSION 7% 5/15/17	35,550
139,000	EDISON MISSION 7.2% 5/15/19	104,598
56,000	EDISON MISSION 7.625 5/27	37,520
60,000	EDISON MISSION 7.75% 6/15/16	51,000
613,000	EL PASO CORP 7% 6/15/17	607,969
125,000	EL PASO ENERGY MTN 7.8% 8/1/31	118,125
91,000	EL PASO ENGY MTN 7.75% 1/15/32	86,051
460,000	EL PASO NAT GAS 8.375% 6/15/32	546,286
310,000	ENERGY TRANSFER 9% 4/15/19	369,513
670,000	ENTERPRISE PRD 9.75% 1/31/14	799,630
338,000	EXELON CORP 5.625% 6/15/35	305,648
1,786,000	FARMER MAC 7-1 5.125 4/17 144A	1,861,264
13,000	FIRSTENERGY 6.45% 11/15/11	13,939
981,000	FIRSTENERGY GL 7.375 11/15/31C	1,063,308
202,000	FMC FINANCE III 6.875% 7/15/17	200,485
606,000	FORD MOTOR CRD LLC 12% 5/15/15	705,990
40,000	FORD MTR CR 7.5% 8/01/12	40,400
174,000	FREEPORT MCMOR 8.375% 4/01/17	190,530
725,000	GE CAP CORP 11/15/67	628,938
20,000	GE CAP CORP 6% 8/07/19	20,760
170,000	GECAP MTN 5.9% 5/13/14	183,782
1,470,000	GECAP MTN 6.875% 1/10/39	1,518,047
66,000	GENERALE DS GEO 7.75 5/17	65,505
94,000	GEOPHYSIQUE CIE 7.5% 5/15/15	93,060
411,000	GLITNIR 3ML+273.25 6/16 144A	41
279,000	GLITNIR BK MTN 6.33% 7/11 144A	58,590
1,672,000	GM 8.25% 7/15/23	443,080
21,000	GM GLBL 8.375 7/15/33 DT	5,670
975,000	GMAC LLC 6.625% 5/15/12 144A	955,500
116,000	GMAC LLC 7.5% 12/31/13 144A	113,100
85,000	GMAC LLC 8% 12/31/18 144A	75,650
251,000	GOLDMAN SACHS 4.5% 6/15/10	255,524
98,000	GOLDMAN SACHS GR 5.45% 11/1/12	105,368
600,000	GOLDMAN SACHS GROUP 6% 5/14 DT	656,261

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic and Foreign Obligations (continued)
21,000	GS 5.793% PERP-12	$16,275
120,000	HBOS PLC 5.25% 2/21/17 144A	118,998
277,000	HCA INC 5.75% 3/15/14	259,341
174,000	HCA INC 6.25% 2/15/13	169,215
8,000	HCA INC 6.3% 10/01/12	8,000
28,000	HCA INC 9.125% 11/15/14	29,540
216,000	HCA INC 9.25% 11/15/16	231,660
39,000	HCA INC 9.625% 11/15/16	42,218
440,000	HERTZ 2009-2A A2 5.29% 3/16	439,007
560,000	HESS CORP 8.125% 2/15/19	675,336
160,000	ICICI BK 6.375/VAR 4/22 REGS	143,634
244,000	ICICI BK LTD 6.375/VAR4/22 144	219,042
100,000	ILFC ECAP TR II 6.25 12/65 144	51,500
21,000	INN OF MOUNT 12% 11/15/10	8,689
90,000	INTELSAT CORP 9.25% 8/15/14	92,250
90,000	INTELSAT JACKSN 8.5 11/19 144A	91,913
21,000	INTELSAT JACKSON 9.5% 6/15/16	22,523
1,700,000	IR SWAP CMS 10 YR 11/08/10	1,702,410
(1,700,000)	IR SWAP CMS 10 YR 11/08/10	(1,700,000)
(7,400,000)	IR SWAP CMS 10 YR 12/31/19	(7,400,000)
7,400,000	IR SWAP CMS 10 YR 12/31/19	7,406,859
961,000	JP MORGAN CHASE 5.125% 9/15/14	1,013,627
320,000	JP MORGAN CHASE 6.125% 6/27/17	338,232
1,500,000	JPM INT RATE SWAP PAY FWD	1,499,267
(1,500,000)	JPM INT RATE SWAP PAY FWD	(1,438,539)
502,000	JPMORGAN CHASE 5.15% 10/01/15	519,844
145,000	KANSAS CTY SOUT 12.5% 4/1/16	166,750
120,000	KAUPTHING BK 5.75 10/4/11 144A	29,700
1,177,000	KAUPTHING BK 7.625% 2/28/15	291,308
130,000	KAUPTHING MTN 7.125% 5/19 144A	13
1,324,000	KERR-MCGEE CORP 7.875% 9/15/31	1,544,228
320,000	KERR-MCGEE GLBL 6.95 7/1/24	346,556
230,000	KINDER MORGAN 6.75% 3/15/11	243,233
63,000	KINDER MORGAN EN 5.85 9/15/12	67,799
397,000	KINDER MORGAN EN 6.95% 1/15/38	423,108
334,000	KINDER MORGAN ENER 6% 2/1/17	350,671
362,000	KPN NV GLBL 8.375% 10/01/30	453,577

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic and Foreign Obligations (continued)
100,000	L-3 COMM 6.375% 10/15/15	$100,375
14,000	LAMAR MEDIA 6.625% 8/15/15	13,440
641,000	LANDSBANKI IS MTN 6.1% 8/25/11	28,845
369,000	LEH 5.857% PERP-12	111
181,000	LEHMAN BR MTN 5.25% 2/6/12	35,295
220,000	LEHMAN BROS 3ML+78 8/19/65	66
390,000	LEHMAN BROS HLD 6.75% 12/28/17	117
84,000	LEVEL 3 FIN 9.25% 11/1/14	79,380
280,000	METLIFE INC 6.75% 6/1/16	313,555
801,000	METLIFE INC GLB 6.4 12/15/36	700,875
671,000	MEXICO GVT GLB 6.75 9/27/34 EC	707,905
5,000	MGM MIRAGE 10.375% 05/14 144A	5,450
20,000	MGM MIRAGE 11.125% 11/17 144A	22,100
35,000	MGM MIRAGE INC 6.625% 7/15/15	27,300
50,000	MGM MIRAGE INC 7.625% 1/15/17	38,750
169,453	MLMI 2006-A1 1A1 CSTR 3/36	103,276
110,000	MORGAN STLY FRN 5.82% 10/18/16	101,893
509,000	MORGAN STLY MTN 5.625% 1/09/12	537,159
190,000	MUFG CAP FIN 6.346/VR PERP DT	172,928
21,000	NEWS AMER INC 6.65% 11/37	22,182
42,000	NEWS AMERICA INC 6.2% 12/15/34	42,211
1,310,000	NIBC BANK MTN 2.8 12/2/14 144A	1,274,737
330,000	NOBLE ENERGY IN 8.25% 3/01/19	394,806
430,000	NORDEA BK MTN 3.7% 11/14 144A	429,171
130,000	NRG ENERGY INC 7.25% 2/01/14	131,950
15,000	NRG ENERGY INC 7.375% 1/15/17	15,038
50,000	NRG ENERGY INC 7.375% 2/1/16	50,000
592,000	OCCIDENTAL PETE 7% 11/01/13	678,167
111,000	OPTI CDA INC 7.875% 12/14	91,020
84,000	OPTI CDA INC 8.25% 12/15/14	69,510
105,000	PACIFIC GAS & ELEC 5.8% 3/1/37	106,418
8,000	PEABODY ENERGY 6.875% 3/15/13	8,090
95,000	PEMEX PRO FDG 6.625% 6/15/35	90,454
348,000	PEPSICO INC 7.9% 11/01/18	427,085
132,000	PETROBRAS INTL 5.75% 1/20/20	134,282
210,000	PETROBRAS INTL 6.125% 10/06/16	225,225
470,000	PFIZER 6.2% 3/15/19	522,462

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value

	Other Fixed Income Securities (continued)
	Domestic and Foreign Obligations (continued)
244,000	PG&E 6.05% 3/01/34	$254,744
105,000	PG&E 8.25% 10/15/18	128,210
73,000	QWEST COMM 7.5% 2/15/14	73,274
295,000	RABOBANK MTN 11%/VAR PERP 144A	359,680
234,000	RAILAMERICA 9.25% 7/01/17	248,918
362,000	REALOGY CORP 12.375% 4/15/15	281,455
290,000	REED ELSEVIER C 8.625% 1/15/19	352,863
300,000	RESONA PFD 7.191/VR PERP 144AEC	245,379
120,000	REYNOLDS AMER GLB 7.25 6/1/12	131,918
153,000	REYNOLDS AMERN 6.75% 6/15/17	158,448
285,000	REYNOLDS GRP 7.75 10/15/16 144	291,783
467,000	RIO TINTO FIN 6.5% 7/15/18	512,990
670,000	RIO TINTO FIN 9% 5/01/19	859,941
63,000	RIVER ROCK 9.75% 11/01/11	59,378
270,000	ROCHE HLDGS INC 6 3/19 144A DT	296,690
63,000	ROGERS CABLE 6.75 3/15/15	71,224
30,000	ROGERS COMMUNIC 6.8% 8/15/18	33,598
100,000	ROYAL BK SCOT 7.64/VR PERP	54,000
390,000	ROYAL BK SCOTLAND 5 10/1/14	344,668
20,000	ROYAL BK SCT YANK 6.375 2/1/11	20,056
520,000	ROYAL BK SCTLND 6.4% 10/21/19	518,331
140,000	ROYAL BK SCTLND GLB 5 11/12/13	126,000
160,000	ROYAL BK SCTLND GLB5.05 1/8/15	138,794
1,322,580	RUSSIAN FD STP CPN 3/31/3	1,491,209
25,000	SANDRDGE ENRGY 8.75% 1/20 144A	25,000
165,000	SANDRIDGE ENRGY 9.875% 5/16144	173,663
300,000	SANTANDER 5.805/VAR 6/20/16	279,000
279,000	SBC COMM GLBL 5.1 9/15/14	300,109
42,000	SERVICE CO INT 7.625% 10/01/18	41,580
84,000	SERVICE CO INTL 7.5% 4/1/27	74,760
310,000	SHELL INTL FIN 6.375% 12/15/38	349,487
348,000	SHINSEI 6.418%/VAR PERP 144A	202,710
240,000	SLM CORP MEDIUM FRN 4/01/14	179,026
14,000	SLM CORP MTN 5 4/15/15	12,196
435,000	SLM CORP MTN 5% 10/01/13	400,174
84,000	SLM CORP MTN 5.05 11/14/14	75,766
749,000	SLM CORP MTN 5.375 5/15/14	690,855

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic and Foreign Obligations (continued)
66,000	SLM CORP MTN 5.625% 8/01/33 A	$49,761
63,000	SOUTHRN NAT GAS 5.9% 4/1/17	64,697
21,000	SOUTHRN NAT GAS 8% 3/01/32	24,149
341,000	SPRINT CAP CORP 8.375% 3/15/12	352,935
63,000	STATION CASINOS 6% 4/01/12	9,529
84,000	STATION CASINOS INC 7.75% 8/16	13,125
101,000	STEEL DYN INC 6.75% 4/15	100,243
31,000	STEEL DYNAMICS 7.375% 11/1/12	32,008
45,000	SUBURBAN PROP 6.875 12/15/13	45,000
42,000	SUN MEDIA CORP 7.625% 2/15/13	38,220
174,000	SUNTRUST VIII 6.1%/VAR 12/1/66	121,194
360,000	TEACHERS INS 6.85% 12/16/39144	372,146
15,000	TECK RESOURCES 10.25% 5/16	17,044
35,000	TECK RESOURCES 10.75% 5/19	40,950
20,000	TECK RESOURCES 9.75% 5/14	23,125
28,000	TEEKAY SHIPPNG 8.875% 7/15/11	29,015
320,000	TELECOM ITALI 5.25% 10/01/15	334,575
244,000	TELECOM ITALI 6.999% 6/4/18	268,471
80,000	TENET HEALTH 10% 5/01/18 144A	89,600
40,000	TENET HEALTH 9% 5/01/15 144A	43,100
111,000	TENET HEALTH 9.25% 2/01/15	117,660
49,000	TENN GAS PIPELI 7.625% 4/01/37	55,028
100,000	TNK BP FI MTN 6.625% 3/17 144A	97,750
193,000	TNK-BP FIN MTN 7.5% 7/16 144A	197,825
536,000	TRAVELERS COS 6.25/VAR 3/15/67	488,291
300,000	TXU CORP 5.55% 11/15/14	212,759
31,000	TXU CORP 6.5% 11/15/24	14,561
387,000	TXU CORP 6.55% 11/15/34	179,421
62,921	TXU ENRGY PIK 12.00 11/17	42,765
989,000	TYCO INTL GRP 6% 11/15/13	1,083,335
370,000	UNITEDHEALTH GRP 6 2/15/18	382,191
1,600,000	US CNTRL FED CU 1.9% 10/19/12	1,598,749
376,000	VALE OVERSEAS 6.875% 11/21/36	375,685
272,000	VEDANTA RES 8.75% 1/15/14 144A	275,125
84,000	VENTAS REALTY GLBL 9% 5/01/12	87,780
14,000	VERIZON COM INC 5.5% 2/15/18	14,610
202,000	VERIZON GLBL 7.375% 9/01/12	227,698

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Domestic and Foreign Obligations (continued)
376,000	VERIZON NEW YOR 6.875% 4/01/12	$409,094
370,000	VERIZON WIRELESS 8.5% 11/15/18	458,941
1,017,000	WACHOVIA 5.25% 8/14 LT2	1,052,860
488,000	WASTE MANAGMENT 6.375 11/15/12	536,855
272,000	WB 5.8% 49-11 T1	208,080
160,000	WELLPOINT INC 7% 2/15/19	178,948
28,000	WELLPOINT INC GLB5.875 6/15/17	28,847
676,000	WELLS FARGO 9.75/3ML+583 PERP	723,320
230,000	WELLS FARGO CAP 5.95% 12/15/36	200,100
24,000	WESTLAKE CHEM 6.625% 1/15/16	22,950
230,000	WILLIAMS COS 7.75% 6/15/31	252,222
216,000	WILLIAMS COS 7.875% 9/01/21	247,320
28,000	WILLIAMS COS 8.75% 3/15/32	33,460
641,000	WILLIAMS COS GLB 7.5% 1/15/31	691,468
115,000	WINDSTREAM 8.625% 8/01/16	117,013
320,000	WPP FIN UK GTD SR NT8% 9/15/14	363,923
334,000	WYETH 5.95% 4/01/37	348,288
443,000	XTO ENERGY INC 6.5% 12/15/18	506,216
84,000	XTO ENERGY INC 7.5% 4/15/12	93,663

	Total Domestic and Foreign Obligations	74,872,265

	Mortgage Related Securities
52,980	ACE 05-SD2 A1 1ML+40 8/40	52,286
681,747	ACE 06-SL3 A1 1ML+10 6/36	75,532
803,920	AHM 05-4 1A1 1ML+29 3/35	441,450
800,000	BACM 05-5 A4 5.115 10/45	784,154
1,609,000	BACM 05-6 A4 5.182 9/47	1,580,169
40,000	BACM 2007-5 A3 5.62 2/51	38,822
409,277	BAYV 04-C A1 1ML+42 5/44	365,953
895,251	BSARM 04-10 12A3 CSTR 1/35	735,169
664,078	BALTA 04-9 3A1 CSTR 9/34	505,572
546,916	BALTA 05-2 2A4 CSTR 4/35	354,372
495,946	BSABS 05-SD4 2A1 1ML+40 2/35	380,777
1,451,401	BSABS 05-AQ2 A3 1ML+36 9/35	1,169,216
667,772	BSABS 05-CL1 A1 1ML+50 9/34	520,918
1,694,683	CWALT 05-36 2A1A 1ML+31 8/35	748,619
850,131	CWALT 05-36 3A1 CSTR 8/35	546,400

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
397,513	CWHEL 06-B 2A 1ML+17 5/36	$148,545
503,467	CWALT 05-J12 2A1 1ML+27 8/35	253,198
272,361	CWALT 05-61 1A1 1ML+26 12/35	150,751
1,061,739	CWALT 06-OA6 1A1A 1ML+21 6/46	523,592
593,013	CWHL 06-HYB3 2A1A CSTR 6/36	391,503
134,069	CWALT 06-OA1 2A1 1ML+21 3/46	65,615
192,352	CWHL 04-23 A CSTR 11/34	111,954
342,619	CMLTI 05-HE2 A 1ML+40 5/35	285,625
1,321,466	CWHEL 07-GW A FSA 1ML+55 8/37	848,215
182,949	DELTA AIR 6.821% 8/22	173,572
316,852	DMSI 2004-4 7AR2 1ML+45 6/34	235,700
110,315	FHAMS 2006-FA8 1A8 0 2/37	54,541
500,000	GECMC 07-C1 A4 5.54% 12/49	405,576
1,304,041	GMACM 05-AR6 2A1 CSTR 11/35	1,019,663
1,262,383	GMACM 04VF1 A1 MBIA1ML+75 2/31	692,771
335,497	GSR 05-AR5 2A3 CSTR 10/35	272,769
817,216	GSMPS 05-RP1 1AF 1ML+35 1/35	635,999
1,500,000	HVMLT 2004-5 2A6 CSTR 6/34	1,295,964
418,711	HVMLT 05-15 2A11 1ML+27 10/45	221,963
603,629	HVMLT 06-13 A 1ML+18 11/19/46	287,764
683,576	IMSA 05-2 A1 1ML+32 3/36	263,186
237,953	IMSA 2006-1 1A2B 1ML+20 5/36	64,538
1,447,747	INDX 05-AR14 2A1A 1ML+30 7/35	825,526
219,015	INDX 06-AR6 2A1A 1ML+20 6/47	112,315
729,112	INDA 07-AR7 1A1 CSTR 11/25/37	528,649
400,000	JPMMT 04-A3 3A3 CSTR 7/34	299,737
300,000	JPMCC 07-LDPX A3 5.412 5/49	253,067
1,295,695	LXS 06-14N 1A1B 1ML+21 9/46	518,884
1,317,000	MLCFC 2007-6 A4 CSTR 3/51	1,071,356
462,631	MARM 05-1 7A1 CSTR 2/35	316,929
566,095	MARM 06-2 3A1 CSTR 1/36	456,251
979,430	MARP 05-2 1A1F 1ML+35 5/35	777,295
384,642	MLCC 03-F A1 1ML+32 10/28	316,160
400,000	MERNA 07-1-B 3ML+175 6/30/12	394,040
408,312	MLMI 04-A3 4A3 CSTR 5/34	375,549
1,277,383	MLMI 07-SD1 A1 1ML+45 2/47	489,199
655,000	MLMT 06-C1 A4 CSTR 5/39	640,122

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Other Fixed Income Securities (continued)
	Mortgage Related Securities (continued)
32,610	MSM 05-3AR 3A CSTR 7/35	$23,160
362,000	NSLT 2008-4 A4 1ML+148 4/24	378,373
336,089	PRIME 05-2 2A1 CSTR 10/32	294,918
589,041	RBSGC 2007-B 1A4 1ML+45 1/37	312,818
997,277	RALI 05-QA13 2A1 CSTR 12/35	416,658
549,123	SACO 05-WM3 A3 1ML+35 9/35	137,637
799,800	SAMI 06-AR6 1A1 1ML+18 12/35	444,402
1,519,440	SASC 2007-TC1 A 1ML+30 4/31	1,027,593
180,000	UAL PASS THRU ETC 9.75% 1/17	184,950
923,105	WAMU 05-AR15 A1A1 1ML+26 11/45	669,425
760,227	WAMU 05-AR15 A1A2 1ML+28 11/45	466,150
393,725	WAMU 05-AR17 A1A2 1ML+29 12/45	274,497
2,000,000	WAMU 2005-AR18 1A3A CSTR 1/36	1,527,720
1,025,761	WAMU 05-AR7 A4 CSTR 8/35	864,907
154,598	WAMU 05-AR8 1A1A 1ML+27 7/45	108,470
390,594	WAMU 04-AR8 A1 1ML+42 6/44	264,991
465,637	WAMU 05-AR9 A1A 1ML+32 7/45	296,751
672,615	WAMU 07-HY4 4A1 CSTR 9/25/36	496,055
1,200,000	WAMU 06-AR14 1A3 CSTR 11/36	802,570
1,110,000	WFMBS 2006-AR11 A6 CSTR 8/36	891,684

	Total Mortgage Related Securities	33,961,221

	Other Agency Obligations
250,000	CA ST 7.3% 10/01/39	235,465
467,000	TVA 5.98% 4/1/36	496,476
240,000	TVA 5.25% 9/15/39	236,041

	Total Other Agency Obligations	967,982

	Total Other Fixed Income Securities	109,801,468

	Cash, Cash Equivalents and Other Investments
	Cash	(2,927,794)
3,930,000	SWAP CASH COLLATERAL	3,930,000
7,904,838	State Street Bank Government Short Term Investment Fund*	7,904,838
30,843,708	State Street Bank Short Term Investment Fund*	30,843,708
6,417,817	Fidelity Institutional Money Market Portfolio*	6,476,817
92	EURO$ 90 DAY FUT DEC 11 EDZ1	(18,400)

Time Warner Savings Plan
EIN: #13-4099534 Plan: #336
Schedule H, Part IV, Line 4(i) — Schedule of Assets
(Held at End of Year) (continued)

Shares or
Units	Description	Current Value
	Cash, Cash Equivalents and Other Investments (continued)
(92)	EURO$ 90 DAY FUT DEC 10 EDZ0	$14,950
(97)	UST 20YR FUT MAR10 USH0	48,500
48	US 10YR NOTE FUT MAR10 TYH0	(18,750)
5	UST 2YR FUT MAR10 TUH0	(938)
124	UST 5YR FUT MAR10 FVH0	(35,844)
(3,650,000)	SWAPTION RECEIVER 4.7 8/27/09	(117,241)
(3,650,000)	SWAPTION PAYER 4.7 8/27/14	(184,318)
(1,110,000)	SWAPTION PAYER 4.7 9/2/14	(56,067)
(1,110,000)	SWAPTION RECEIVER 4.7 9/2/14	(35,649)
(67)	EURO$ 90 DAY FUT MAR10 PUT 3/10 EDH0P 99.125	(1,675)
(42)	EURO$ 90 DAY FUT MAR10 CAL 3/10 EDH0C 99.50	(18,638)
(76)	EURO$ 90 DAY EDM0 PUT 6/14/10 EDM0P 99.375	(41,800)
(76)	EURO$ 90 DAY EDM0 CAL 6/14/10 EDM0C 99.375	(31,350)
(3,400,000)	SWAPTION PAYER 3.73 2/14/10	(103,343)
(3,400,000)	SWAPTION RECEIVER 3.73 2/14/10	(15,015)
(77)	EURO$ SEP10 E98.75 P 9/13/10 EDU0P 98.75	(55,825)
(54)	EURO$ 90 DAY EDU0 CAL 9/13/10 EDU0C 99.25	(19,913)
(33)	EURO$ SEP10 E98.75 C 9/13/10 EDU0C 98.75	(36,300)
(68)	US 10YR FUT FEB10 PUT 1/22/10 TYG0P115.00	(39,313)
(100)	US 10YR NOTE MAR10 CAL 1/22/10 TYGOC 118.00	(9,375)

	Total Cash, Cash Equivalents and Other Investments	45,451,265

	Loans to participants (interest rates from 4.25% to 10.50% maturing through October 2030)*	56,805,140

	Total Investments	$3,234,383,641

*	Indicates party-in-interest to the Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TIME WARNER SAVINGS PLAN
Date: June 25, 2010	By:	/s/ Daniel J. Happer
		Name:	Daniel J. Happer
Member of the Administrative Committee

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm